Exhibit 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
WESCO DISTRIBUTION, INC.,
WESCO VOLTAGE, INC.,
COMMUNICATIONS SUPPLY HOLDINGS, INC.
AND
HARVEST PARTNERS, LLC, AS STOCKHOLDERS’ REPRESENTATIVE
DATED AS OF OCTOBER 2, 2006

AGREEMENT AND PLAN OF MERGER
          This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of October 2, 2006 by and among WESCO DISTRIBUTION, INC. (“Parent”), a corporation organized under the laws of the State of Delaware, WESCO VOLTAGE, INC. (“Merger Sub”), a corporation organized under the laws of the State of Delaware and a Subsidiary of Parent, COMMUNICATIONS SUPPLY HOLDINGS, INC. (the “Company”), a corporation organized under the laws of the State of Delaware, and HARVEST PARTNERS, LLC, (the “Stockholders’ Representative” and, collectively with Parent, Merger Sub and the Company, the “Parties”), a Delaware limited liability company, solely in its capacity as representative of the Equity Holders.
W I T N E S S E T H:
          WHEREAS, Parent has formed Merger Sub for the purpose of merging it with and into the Company, with the Company continuing as the surviving corporation and as a Subsidiary of Parent;
          WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have, upon the terms and subject to the conditions set forth in this Agreement, (i) determined that the merger of Merger Sub with and into the Company, as set forth below (the “Merger”), is fair to, and in the best interest of, each of Merger Sub and the Company and their respective stockholders, and declared that the Merger is advisable, (ii) authorized and approved this Agreement, the Merger and the consummation of the transactions contemplated hereby and (iii) recommended acceptance of the Merger and approval and adoption of this Agreement by the respective stockholders of Merger Sub and the Company, in accordance with the Delaware General Corporation Law, as amended (the “DGCL”);
          WHEREAS, upon the consummation of the Merger, each share of common stock of the Company, par value $0.01 per share (each, a “Common Share” and, collectively, the “Common Shares”) that is then issued and outstanding shall be converted into the right to receive the Common Share Consideration (as defined herein), upon the terms and conditions set forth in this Agreement;
          WHEREAS, upon the consummation of the Merger, each share of 8% Cumulative Redeemable Preferred Stock of the Company, par value $100.00 per share (each, a “Preferred Share” and, collectively, the “Preferred Shares”), that is then issued and outstanding shall be converted into the right to receive the Preferred Share Consideration (as defined herein), upon the terms and subject to the conditions set forth in this Agreement;
          WHEREAS, upon the consummation of the Merger, each outstanding option to purchase Common Shares that has vested in accordance with its terms (each, an “Option” and, collectively, the “Options”) heretofore granted under any stock option or stock-based compensation plan of the Company (collectively, the “Stock Plans”), shall be converted into the right to receive the Option Payments (as defined herein), upon the terms and subject to the conditions set forth in this Agreement;

          WHEREAS, upon the consummation of the Merger, each outstanding warrant to purchase Common Shares or Preferred Shares (each, a “Warrant” and, collectively, the “Warrants”) heretofore granted under the Warrant Agreements (as defined herein) shall be converted into the right to receive the applicable Warrant Payments (as defined herein) upon the terms and subject to the conditions set forth in this Agreement; and
          WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe the conditions to the Merger;
          NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements contained herein, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
          Section 1.1. Definitions. When used in this Agreement, the following terms shall have their respective meanings as defined below.
          “Affiliate” of any Person shall mean any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided that, for the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
          “Affiliated Group” means any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of state, local or foreign law.
          “Aggregate Preferred Share Amount” shall mean an amount equal to the aggregate Redemption Price (as defined in the Certificate of Designations) that would be payable in respect of all outstanding Preferred Shares upon the occurrence of an Optional Redemption Event (as defined in the Certificate of Designations) immediately prior to the Effective Time, as provided in Section 6 of the Certificate of Designations.
          “Antitrust Authorities” shall mean the Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the attorneys general of the several states of the United States and any other Governmental Entity having jurisdiction with respect to the transactions contemplated hereby pursuant to applicable Antitrust Laws.
          “Antitrust Laws” shall mean the Sherman Act, as amended; the Clayton Act, as amended; the HSR Act; the Federal Trade Commission Act, as amended; and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.
          “Approval” shall mean, with respect to any Person, any approval, authorization, consent, qualification or registration, or any waiver of any of the foregoing, required to be obtained by such Person from, or any notice, statement or other communication required to be filed by such Person with or delivered by such Person to, any Governmental Entity or any other Person.
          “Board” shall mean the Board of Directors of the Company.
          “Business Day” shall mean any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in New York, New York.
          “Cash” shall mean the aggregate amount of (i) all cash on hand or in deposit in bank or lockbox accounts of the Company and any of the Company Subsidiaries and (ii) all cash equivalents (including all marketable securities, short term commercial paper and other short term investments, in each case as of the close of business on the Closing Date, determined in accordance with GAAP; provided, however, that any amounts received by or payable to the Company pursuant to (i) Sections 3.4 or 3.5 of the Asset Purchase Agreement, dated as of March 3, 2006, among Calvert Wire & Cable Corporation, Brian F. Coughlin, the Company, CSC and Calvert and/or (ii) Section 2.4 of the Stock Purchase Agreement, dated as of May 5, 2006, among the Company, River Associates Investments, LLC, Liberty and each of the other parties thereto, shall be excluded from the calculation of “Cash”.
          “Certificate of Designations” shall mean the Communications Supply Holdings, Inc. 8% Cumulative Redeemable Preferred Stock Amended and Restated Certificate of Designations, filed with the Secretary of State of the State of Delaware on May 3, 2004.
          “Closing Indebtedness” shall mean, as of the close of business on the Business Day immediately preceding the Closing Date, the aggregate amount of outstanding Indebtedness of the Company and its Subsidiaries, which shall include all Indebtedness outstanding under (a) the Amended and Restated Credit Agreement, dated as of March 3, 2006, among CSC, Calvert, Liberty, the other Persons designated as credit parties thereto, the financial institutions party thereto from time to time as Lenders and General Electric Capital Corporation, as the initial L/C issuer and Administrative Agent (net of any amounts owing to the Company or any Company Subsidiary in respect of any “in the money” interest rate swap, cap or collar agreement or similar agreement or arrangement designed to alter the risks arising from fluctuations in interest rates that have been settled, unwound or terminated pursuant to Section 5.3(c) hereof) and (b) the Amended and Restated Securities Purchase Agreement, dated as of March 3, 2006, among CSC, the Guarantors from time to time parties thereto, and OCM Mezzanine Fund, L.P., New York Life Investment Management Mezzanine Partners, LP, and NYLIM Mezzanine Partners Parallel Fund, LP.
          “Code” shall mean the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated and the rulings issued thereunder.

          “Common Equity Holder” shall mean each holder of Common Shares, each Effective Time Option Holder and each Effective Time Common Share Warrant Holder.
          “Common Share Warrant Agreement” shall mean the Communications Supply Holdings, Inc. Common Stock Warrant Agreement, dated as of May 3, 2004, between the Company and the holders from time to time of the Warrants referred to therein.
          “Company Disclosure Letter” shall mean the disclosure letter of even date with this Agreement delivered by the Company to Parent concurrently with the execution and delivery of this Agreement.
          “Company Property” shall mean any real property and improvements owned (directly, indirectly or beneficially), leased, used, operated or occupied by the Company or its Subsidiaries.
          “Contract” shall mean any written agreement, contract or instrument including all amendments thereto.
          “Damaged Inventory” means Inventory that is damaged to the extent that it is unusable for the purposes intended.
          “Environmental Law” shall mean any federal, state and local Laws relating to the protection of human health or the environment, relating to Hazardous Substances or relating to liability for or cost of other actual or threatened danger to human health or the environment. Environmental Law includes the following statutes and any regulation promulgated pursuant thereto, in each case only as in effect as of the date hereof: the Comprehensive Environmental Response, Compensation and Liability Act; the Emergency Planning and Community Right-To-Know Act; the Hazardous Substances Transportation Act; the Resource Conservation and Recovery Act (including but not limited to sub-title I relating to underground storage tanks); the Solid Waste Disposal Act; the Clean Water Act; the Clean Air Act; the Toxic Substances Control Act; the Safe Drinking Water Act; the Occupational Safety and Health Act; the Federal Water Pollution Control Act; the Federal Insecticide, Fungicide and Rodenticide Act; the Endangered Species Act; the National Environmental Policy Act; the Rivers and Harbors Appropriation Act; and similar state, and local laws and regulations. The term Environmental Law also includes any federal, state, and local Laws: (a) conditioning transfer of property upon a negative declaration or other approval of a Governmental Entity of the environmental condition of the property; (b) requiring notification or disclosure of Releases of Hazardous Substances or other environmental condition of the property to any Governmental Entity or other Person, whether or not in connection with transfer of title to or interest in property; or (c) imposing conditions or requirements in connection with permits or other authorizations for lawful activity.
          “Equity Holders” shall mean, collectively, the Effective Time Option Holders, the Effective Time Warrant Holders and the Stockholders.
          “Escrow Agent” shall mean LaSalle Bank National Association, or any successor thereto pursuant to the terms of the Escrow Agreement or any other financial institution having assets under management in excess of $500,000,000 and otherwise reasonably acceptable to the Parties.
          “Escrow Agreement” shall mean the Escrow Agreement among Parent, the Stockholders’ Representative (on behalf of the Equity Holders) and the Escrow Agent, substantially in the form attached hereto as Exhibit A, with such changes thereto as may be reasonably requested by the Escrow Agent.

          “Escrow Amount” shall mean an amount of cash equal to $17,000,000.
          “Escrow Amount Deduction” shall mean, with respect to each Common Equity Holder, as applicable, an amount equal to (a) the Escrow Amount multiplied by (b) a fraction, the numerator of which is the number of Common Shares, Options or Warrants to purchase Common Shares, as applicable, held by such Person as of the Effective Time and the denominator of which is the number of Common Shares outstanding at the Effective Time, assuming the exercise of all Options and all Warrants to purchase Common Shares.
          “GAAP” shall mean generally accepted accounting principles of the United States of America consistently applied, as in effect from time to time.
          “Governmental Entity” shall mean any domestic or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory agency or authority or any securities exchange.
          “Hazardous Substances” shall mean any and all substances (whether solid, liquid or gas) defined, listed or otherwise classified as pollutants, contaminants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes or words of similar meaning or regulatory effect under any Environmental Laws, including petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, microbial matter, flammables or explosives.
          “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
          “Indebtedness” shall mean, with respect to any Person at any time, without duplication (a) all indebtedness of such Person for borrowed money or for the deferred purchase price of property, but excluding the payments described in Section 1.1(a) of the Company Disclosure Letter, (b) all reimbursement and other obligations with respect to letters of credit, bankers’ acceptances and surety bonds, but only to the extent such letters of credit, bankers’ acceptances or surety bonds have been drawn upon, (c) all obligations evidenced by notes, bonds, debentures or similar instruments, (d) subject to Section 5.3(c), monetary obligations of such Person under any interest rate swap, cap or collar agreement or other similar agreement or arrangement designed to alter the risks of that Person arising from fluctuations in interest rates, whether contingent or matured, (e) all Indebtedness referred to above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property or other assets (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness and (f) all guarantees of any of the foregoing.
          “Initial Purchase Price” shall mean an amount equal to (a) $525,000,000.00, (b) plus the Estimated Cash Amount, if any, (c) minus the amount of the Closing Indebtedness, (d)

minus the Transaction Expense Amount, and (e) either (i) plus the amount, if any, by which the Estimated Working Capital exceeds the Target Working Capital or (ii) minus the amount, if any, by which the Target Working Capital exceeds the Estimated Working Capital.
          “Intellectual Property” shall mean any of the following (a) patents and patent applications, (b) registered and unregistered trademarks and service marks, pending trademark and service mark registration applications, and intent-to-use registrations or similar reservations of marks, (c) registered and unregistered copyrights, and applications for registration thereof, (d) internet domain names and (e) trade secrets.
          “Inventory” shall mean all merchandise and all goods, components, materials and sub-assemblies, in all stages of production, from raw materials through work in progress to finished goods.
          “Law” shall mean any statute, law, ordinance, rule or regulation of any Governmental Entity.
          “Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.
          “Liens” shall mean any lien, security interest, mortgage, encumbrance or charge of any kind.
          “Loss” or “Losses” shall mean any and all claims, actions, causes of action, judgments, awards, Liabilities, costs, damages, disbursements, expenses, losses, deficiencies, obligations, penalties or settlements of any kind or nature, (including interest or other carrying costs, penalties and reasonable legal, accounting and other professional fees and expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement), but excluding lost profits, lost revenues, lost opportunities and consequential, punitive, indirect and other special damages regardless of the legal theory. In no event shall “Losses” be calculated based on any multiple of lost earnings or other similar methodology used to value the Company and the Company Subsidiaries or any other Person.
          “Material Adverse Effect” shall mean (a) with respect to Parent and/or Merger Sub, any change or effect having a material adverse effect on the ability of Parent and/or Merger Sub to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis; and (b) with respect to the Company, any change or effect having a material adverse effect on the business, operations, assets (tangible and intangible), liabilities, results of operations or financial condition of the Company and the Company Subsidiaries, taken as a whole, or on the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis; provided that, for purposes of this clause (b), none of the following shall, in any case, be deemed to constitute a “Material Adverse Effect,” nor shall any of them be considered in determining whether a “Material Adverse Effect” has occurred: (i) changes in general economic or political conditions or the financing or capital markets in general; (ii) changes in any Law or Order or interpretations thereof by any Governmental Entity or changes in accounting requirements or principles; (iii) changes affecting generally the industries or markets in which the Company or any of the Company Subsidiaries conducts their respective businesses; (iv) the announcement or pendency of the transactions contemplated by this Agreement or other communication by Parent or Merger Sub of their plans or intentions (including in respect of employees) with respect to any of the businesses of the Company or any of the Company Subsidiaries; (v) the consummation of the transactions contemplated hereby or any actions by Parent, Merger Sub or the Company taken pursuant to this Agreement or in connection with the transactions contemplated hereby; (vi) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared), disease, pandemic or any escalation or worsening thereof; (vii) any action required to be taken under any (x) Order in effect on the date hereof, (y) Law or (z) Contract set forth in Section 3.15 of the Company Disclosure Letter; (viii) any failure, in and of itself, by the Company to meet any internal projections or forecasts or (v) the termination, for any reason, of employment with the Company or any Company Subsidiary of any of the Persons listed in Section 5.9(e) of the Company Disclosure Letter.
          “Notification and Report Form” shall mean the form required under the HSR Act to be filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission with respect to the Merger.
          “Option Payments” shall mean the aggregate of (i) all Option Closing Payments to the holders of Options pursuant to Section 2.6(b) and (ii) the aggregate amount of all Final Option Payments, if any, to the former holders of Options pursuant to Section 2.8(e).
          “Order” shall mean any judgment, order, injunction, decree, writ, permit or license of any Governmental Entity or any arbitrator.
          “Person” shall mean and include an individual, a partnership, a limited liability partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization, a group and a Governmental Entity.
          “Preferred Share Warrant Agreement” shall mean the Communications Supply Holdings, Inc. Preferred Stock Warrant Agreement, dated as of May 3, 2004, between the Company and the holders from time to time of the Warrants referred to therein, each as amended from time to time.
          “Purchase Price” shall mean an amount equal to the Initial Purchase Price, plus (i) the aggregate amount of the Purchase Price Escrow Amount that is properly disbursed to the Stockholders’ Representative (on behalf of the Equity Holders) pursuant to Section 2.8(d) hereof and the Escrow Agreement, plus (ii) the aggregate amount of the Indemnity Escrow Amount that is properly disbursed to the Stockholders’ Representative (on behalf of the Stockholders) pursuant to the Escrow Agreement, plus or minus, as the case may be, (iii) without duplication of clause (i) above, the amount of any Purchase Price Adjustment.
          “Release” shall mean any release, deposit, discharge, emission, leaking, leaching, spilling, seeping, migrating, injecting, pumping, pouring, emptying, escaping, dumping, disposing or other movement of Hazardous Substances into the environment.

          “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
          “Stockholders” shall mean the holders of Common Shares and/or Preferred Shares.
          “Subsidiary,” with respect to any Person, shall mean (a) any corporation more than fifty percent (50%) of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more subsidiaries of such Person and (b) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one or more Subsidiaries of such Person has more than a fifty percent (50%) equity interest.
          “Target Working Capital” shall mean One Hundred Sixteen Million Eight Hundred Fifty Thousand Dollars ($116,850,000.00).
          “Transaction Expenses Amount” shall mean the aggregate amount of all fees, costs, charges, expenses and obligations that are incurred by the Company or any Company Subsidiary in connection with: (a) the preparation, negotiation and execution by the Company of this Agreement and the other agreements contemplated hereby, (b) any liability or obligation of the Company to the Stockholders’ Representative pursuant to the Management Agreement, dated as of May 3, 2004, between the Company and the Stockholders’ Representative (including any portion of an annual fee), (c) professional services rendered by (i) UBS Investment Bank, (ii) Ernst & Young LLP (other than fees and expenses of Ernst & Young LLP incurred in the ordinary course of business consistent with past practice), and (iii) White & Case LLP (other than fees and expenses of White & Case LLP incurred in the ordinary course of business and unrelated to the transactions contemplated hereby), (d) the Company’s other bankers, counsel, accountants, consultants, data room operators, advisors, agents and other representatives in connection with the transactions contemplated hereby, (e) the “Sale Bonus” contemplated by Section 9 of the Employment Agreement, dated as of July 1, 2006, between CSC and Steven J. Riordan, (f) one-half (1/2) of the fees of the Escrow Agent under the Escrow Agreement and (g) one-half (1/2) of all Transfer Taxes.
          “Transaction Tax Benefit” means the Tax benefit attributable to either (i) the items set forth in Section 5.19 of the Company Disclosure Letter or (ii) to the extent not set forth in Section 5.19 of the Company Disclosure Letter, the aggregate expenses of the Company and the Company Subsidiaries in connection with the transactions contemplated hereby (A) resulting from the payments to employees of any sale bonuses, or any payments for any non-qualified options or any other compensatory payments, management or consulting fees and other similar items (including the fee payable to the Stockholders’ Representative pursuant to the Management Agreement), or any capitalized financing costs and expenses (including any costs related to the redemption of any notes, any costs related to interest rate collar agreements, prepayment penalties or premiums and any accrued (and not previously deducted) original issue discount on any Indebtedness of the Company and the Company Subsidiaries) and (B) which may become currently deductible by the Company and the Company Subsidiaries on or before the Closing

Date, provided, however, that, with respect to items not set forth in Section 5.19 of the Company Disclosure Letter (i) such benefit shall be attributable to expenses (A) paid by the Company or a Company Subsidiary at or prior to the Closing in connection with the transactions contemplated hereby and which have not previously been deducted on the Tax return of the Company or the Company Subsidiaries, (B) deducted from or included within the Initial Purchase Price, as adjusted pursuant to Section 2.8 or (C) that result from the payments made pursuant to Section 5.19 and (ii) such benefit shall not include any benefit associated with a Tax deduction to the extent the benefit of such Tax deduction was included in, and reduced, Working Capital on the Closing Balance Sheet.
          “Warrant Agreements” shall mean, collectively, the Common Share Warrant Agreement and the Preferred Share Warrant Agreement.
          “Warrant Payments” shall mean the aggregate of (i) all Common Share Warrant Closing Payments and Preferred Share Warrant Closing Payments to the holders of Warrants pursuant to Sections 2.6(c) and (d) and (ii) the aggregate amount of all Final Warrant Payments, if any, to the former holders of Warrants pursuant to Section 2.8(e).
          “Working Capital” shall mean the consolidated current assets (which shall exclude deferred Taxes and shall exclude Cash) of the Company and its Subsidiaries less the consolidated current liabilities of the Company and its Subsidiaries as of the close of business on the Closing Date (excluding (i) the Transaction Expenses Amount, (ii) the current portion of long-term debt and accrued interest and (iii) any liability for Transfer Taxes pursuant to Section 5.16), in each case as determined in accordance with GAAP, as applied consistently by the Company. For the avoidance of doubt, any Tax benefit associated with the expenses and/or payments associated with the Transaction Tax Benefit shall not be considered in the determination of the Tax accrual on the Closing Balance Sheet for purposes of the Working Capital Adjustment.
          Section 1.2. Additional Defined Terms. In addition to the terms defined in Section 1.1, the following terms shall have the respective meanings assigned thereto in the Sections indicated below.

Defined Term	Section	Defined Term	Section

Agreed Claims	§8.6(c)	Indemnified Persons	§5.10(a)
Agreement	Preamble	Indemnifying Party	§8.6(a)
Arbitrator	§2.8(c)(ii)(A)	Indemnity Escrow Account	§2.7(b)(v)
Calvert	§3.1	Indemnity Escrow Agreement	§2.7(b)(v)
Calvert Acquisition Agreement	§5.23	Indemnity Escrow Amount	§2.7(b)(v)
Certificate	§2.7(c)	Inventory Count	§2.8(a)
Certificate of Merger	§2.1(a)	Knowledge of the Company	§1.5
Claim Certificate	§8.6(a)	Knowledge of Parent and/or Merger Sub	§1.5
Closing	§2.10	Leased Real Property	§3.17

Defined Term	Section	Defined Term	Section

Closing Balance Sheet	§2.8(a)	Letter of Transmittal	§2.7(c)
Closing Cash Statement	§2.8(a)	Liberty	§3.1
Closing Date	§2.10	Management Agreement	§6.2(c)
Closing Indebtedness Obligee	§2.7(b)(i)	Material Contracts	§3.15
Closing Statement	§2.7(a)	Merger	Second Recital
Closing Working Capital	§2.8(a)	Merger Sub	Preamble
Closing Working Capital Statement	§2.8(a)	Notice of Objection	§2.8(b)
Collateral Source	§8.5(a)	Objection Notice	§8.6(b)
Common Share(s)	Third Recital	Offering Documents	§9.6
Common Share Closing Payment	§2.7(b)(iv)	Option(s)	Fifth Recital
Common Share Consideration	§2.5(a)	Option Closing Payment	§2.6(b)
Common Share Warrant Closing Payment	§2.6(c)	Owned Real Property	§3.17
Company	Preamble	Parent	Preamble
Company Employees	§5.9(a)	Parent Indemnitees	§8.2
Company Intellectual Property	§3.13	Parties	Preamble
Company Subsidiaries	§3.1	Permits	§3.8
Confidentiality Agreement	§5.2	Preferred Share(s)	Fourth Recital
Consents	§3.2(a)	Preferred Share Closing Payment	§2.7(b)(iii)
CSC	§3.1	Preferred Share Consideration	§2.5(b)
Deductible	§8.4(a)	Preferred Share Warrant Closing Payment	§2.6(d)
DGCL	Second Recital	Product	§3.21
Disputed Amounts	§2.8(c)	Purchase Price Adjustment	§2.8(d)
Dissenting Common Share Holders	§2.5(a)	Purchase Price Escrow Amount	§2.7(b)(v)
Dissenting Preferred Share Holders	§2.5(b)	Real Property Lease(s)	§3.17
Dissenting Stockholders	§2.5(b)	Recalls	§3.21
Effective Time	§2.1(a)	Representation	§1.3(b)
Effective Time Common Share Warrant Holder	§2.6(c)	Response Actions	§8.5(b)(iii)
Effective Time Option Holder	§2.6(b)	Returns	§3.12(a)
Effective Time Preferred Share Warrant Holder	§2.6(d)	S-X Financial Statements	§9.6
Effective Time Warrant Holders	§2.6(d)	Specific Representation	§1.3(b)
Employee Benefit Plans	§3.10(a)	Stock Plans	Fifth Recital
End Date	§7.1(b)(ii)	Stockholders Agreement	§6.2(c)
Environmental Permits	§3.16(b)	Stockholders’ Representative	Preamble
Equity Holder Indemnitees	§8.3	Stockholders’ Representative Agreement	§5.22
ERISA	§3.10(a)	Surviving Corporation	§2.1(b)

Defined Term	Section	Defined Term	Section

Estimated Cash	§2.7(a)	Taxes	§3.12(a)
Estimated Working Capital	§2.7(a)	Third-Party Claim	§8.7(a)
Estimated Working Capital Adjustment	§2.7(a)	Transaction Expenses Obligee	§2.7(b)(ii)
Filing(s)	§5.8	TTB Matter	§8.2
Final Option Payment	§2.8(e)	Transfer Taxes	§5.16
Final Stock Payment	§2.8(e)	Unaudited Balance Sheet	§3.5(a)
Final Warrant Payment	§2.8(e)	Unaudited Balance Sheet Date	§3.5(a)
Government Contract	§3.20(a)	Warrant(s)	Sixth Recital
Indemnified Party	§8.6(a)	Warrant Closing Payments W&C	§2.6(d) §9.5
          Section 1.3. Construction. (a) In this Agreement, unless the context otherwise requires:
          (i) any reference to “writing” or comparable expressions includes a reference to facsimile transmission or comparable means of communication;
          (ii) the phrases “delivered” or “made available” shall mean that the information referred to has been physically or electronically delivered to the relevant Parties (including, in the case of “made available” to Parent or Merger Sub, material that has been posted, retained and thereby made available to Parent and Merger Sub throughout the period commencing on August 28, 2006 through the Closing Date through the on-line “virtual data room” established by the Company);
          (iii) words expressed in the singular number shall include the plural and vice versa; words expressed in the masculine shall include the feminine and neuter gender and vice versa;
          (iv) references to Articles, Sections, Exhibits, the Preamble and Recitals are references to articles, sections, exhibits, the preamble and recitals of this Agreement, and the descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement;
          (v) references to “day” or “days” are to calendar days;
          (vi) references to “the date hereof” shall mean as of the date of this Agreement;
          (vii) the words “hereof,” “herein,” “hereto” and “hereunder,” and words of similar import, shall refer to this Agreement as a whole and not to any provision of this Agreement;

          (viii) this “Agreement” or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented;
          (ix) “include,” “includes,” and “including” are deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of similar import; and
          (x) references to dollars or “$” are to United States of America dollars.
          (b) To the extent that a representation or warranty of the Company contained in Article III of this Agreement (each, a “Representation”) addresses a particular issue with specificity (a “Specific Representation”), and no breach by Seller exists under such Specific Representation, Seller shall not be deemed to be in breach of any other Representation (with respect to such issue) that addresses such issue with less specificity than the Specific Representation and if such Specific Representation is qualified or limited by the Knowledge of the Company, or in any other manner, no other Representation shall supersede or limit such qualification in any manner.
          Section 1.4. Exhibits and Company Disclosure Letter. (a) The Exhibits and the Company Disclosure Letter are incorporated into and form an integral part of this Agreement. If an Exhibit is a form of agreement, such agreement, when executed and delivered by the parties thereto, shall constitute a document independent of this Agreement.
          (b) Any matter set forth in any section of the Company Disclosure Letter shall be deemed set forth in all other sections of the Company Disclosure Letter to the extent that the relevance or applicability of such matter to such other sections of the Company Disclosure Letter or the corresponding Representations is reasonably apparent on the face of such disclosure, whether or not a specific cross-reference appears. The inclusion of any information (including dollar amounts) in any section of the Company Disclosure Letter shall not be deemed to be an admission or acknowledgment that such information is required to be listed in such section or is material to or outside the ordinary course of the business of the Company or any of the Company Subsidiaries, nor shall such information be deemed to establish a standard of materiality (and the actual standard of materiality may be higher or lower than the matters disclosed by such information). In addition, matters reflected in the Company Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Letter. The information contained in this Agreement, the Company Disclosure Letter and the Exhibits is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of applicable Law or breach of contract).
          Section 1.5. Knowledge. When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of the Company” or words of similar import, it shall mean the current, actual knowledge of the individuals set forth in Section 1.5(a) of the Company Disclosure Letter, without any inquiry. Where any representation, warranty or other provision in this Agreement refers to notice or written notice having been delivered or received by the Company or any of the Company Subsidiaries, or any of their respective Affiliates, such representation, warranty or other provision shall be interpreted to include only any notice to the individuals set forth in Section 1.5(a) of the Company Disclosure Letter or any notice of which one of such individuals has actual knowledge, without any implication that any such Person has made any inquiry or investigation as to the sending or receipt of such notice. When any representation, warranty, covenant or agreement contained in this Agreement is expressly qualified by reference to the “Knowledge of Parent and/or Merger Sub” or words of similar import, it shall mean the current, actual knowledge of the individuals set forth in Section 1.5(b) of the Company Disclosure Letter.
ARTICLE II
THE MERGER
          Section 2.1. The Merger. (a) Upon the terms and subject to the conditions of this Agreement, at the Closing, Merger Sub and the Company shall duly prepare, execute and acknowledge a certificate of merger (the “Certificate of Merger”) in accordance with Section 251 of the DGCL that shall be filed with the Secretary of the State of Delaware at such time and in accordance with the provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger (or at such later time set forth in the Certificate of Merger as shall be agreed to by Merger Sub and the Company). The date and time when the Merger shall become effective is hereinafter referred to as the “Effective Time.”
          (b) On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation under the laws of the State of Delaware (the “Surviving Corporation”).
          (c) From and after the Effective Time, the Merger shall have the effects set forth in Section 259(a) of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, and duties of the Company and Merger Sub shall become debts, liabilities, obligations and duties of the Surviving Corporation.
          Section 2.2. Certificate of Incorporation of the Surviving Corporation. At the Effective Time and without any further action on the part of the Company or Merger Sub, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation as of the Effective Time, until duly amended in accordance with applicable Law.
          Section 2.3. Bylaws of the Surviving Corporation. At the Effective Time and without any further action on the part of the Company or Merger Sub, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation as of the Effective Time, until duly amended in accordance with applicable Law.

          Section 2.4. Directors and Officers of the Surviving Corporation. At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the certificate of incorporation and bylaws of the Surviving Corporation. At the Effective Time, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each of such officers to hold office, subject to the applicable provisions of the certificate of incorporation and bylaws of the Surviving Corporation.
          Section 2.5. Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Party:
          (a) Each Common Share issued and outstanding immediately prior to the Effective Time (other than (i) any Common Shares which are held by any wholly owned Subsidiary of the Company or in the treasury of the Company, all of which shall cease to be outstanding and be cancelled and none of which shall receive any payment with respect thereto and (ii) Common Shares held by Stockholders who comply with all provisions of the DGCL concerning the right of holders of Common Shares to demand appraisal of their Common Shares in connection with the Merger (such holders, “Dissenting Common Share Holders”)) and all rights in respect thereof shall, by virtue of the Merger and without any action on the part of the holder thereof, forthwith cease to exist and be converted into and represent the right to receive an amount in cash, without interest (the “Common Share Consideration”), equal to the Purchase Price, minus the Aggregate Preferred Share Amount, minus the aggregate amount of all Option Payments, minus the aggregate amount of all Warrant Payments, minus the applicable Escrow Amount Deduction, divided by the number of Common Shares outstanding at the Effective Time (other than any Common Shares which are held by any wholly owned Subsidiary of the Company or in the treasury of the Company, all of which shall cease to be outstanding and be cancelled and none of which shall receive any payment with respect thereto);
          (b) Each Preferred Share issued and outstanding immediately prior to the Effective Time (other than (i) any Preferred Shares which are held by any wholly owned Subsidiary of the Company or in the treasury of the Company, all of which shall cease to be outstanding and be cancelled and none of which shall receive any payment with respect thereto and (ii) Preferred Shares held by Stockholders who comply with all provisions of the DGCL concerning the right of holders of Preferred Shares to demand appraisal of their Preferred Shares in connection with the Merger (such holders, “Dissenting Preferred Share Holders” and, collectively with the Dissenting Common Share Holders, “Dissenting Stockholders”)) and all rights in respect thereof shall, by virtue of the Merger and without any action on the part of the holder thereof, forthwith cease to exist and be converted into and represent the right to receive an amount in cash, without interest (the “Preferred Share Consideration”), equal to the Aggregate Preferred Share Amount divided by the number of Preferred Shares outstanding at the Effective Time (other than any Preferred Shares which are held by any wholly owned Subsidiary of the Company or in the treasury of the Company, all of which shall cease to be outstanding and be cancelled and none of which shall receive any payment with respect thereto); and
          (c) Each share of common stock, par value $0.01 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall remain outstanding and shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Surviving Corporation’s common stock.
          Section 2.6. Options and Warrants. (a) Prior to the Effective Time, the Company shall take all actions necessary so that at the Effective Time, all Options and Warrants shall be cancelled, in each case in accordance with the terms of the relevant Stock Plan or otherwise under which such Options and Warrants were granted, as applicable, and shall take all actions (including, if appropriate, amending the terms of the relevant Stock Plan or amending or waiving relevant agreements providing for vesting conditions on Options or Warrants) that are necessary to give effect to the transactions contemplated by this Section 2.6. Each holder of an Option or Warrant cancelled in accordance with this Section 2.6(a) shall be entitled to receive in settlement of such Option the amount set forth in Section 2.6(b) or in settlement of such Warrant the amount set forth in Sections 2.6(c) and (d), as applicable. The Company shall take all steps necessary: (i) to ensure that neither the Company nor any of its Subsidiaries is or will be bound by any Options, other options, Warrants, rights or agreements which would entitle any Person to acquire any capital stock of the Surviving Corporation or any of its Subsidiaries or to receive any payment in respect thereof (except for cash payments to be made as provided in this Section 2.6) and (ii) to cause such Options and any other options, Warrants, rights or agreements which would entitle any Person to acquire any capital stock of the Surviving Corporation or any of its Subsidiaries or to receive any payment in respect thereof to be cancelled or cause the holders of the Options or such other options, Warrants, rights or agreements to agree to such cancellation thereof as provided herein. The Company shall terminate the Stock Plans as of the Effective Time.
          (b) Each outstanding Option, both vested and unvested, shall be cancelled at the Effective Time and the holder of each vested Option (each, an “Effective Time Option Holder”) shall be entitled to receive, in the manner provided in Section 2.7(b)(vi), an amount in cash, without interest, (the “Option Closing Payment”), equal to (i) (x) (A) the Initial Purchase Price, minus the Aggregate Preferred Share Amount, minus the aggregate amount of the Preferred Share Warrant Closing Payment, minus the applicable Escrow Amount Deduction, plus the aggregate exercise price for all Options, plus the aggregate exercise price for all Warrants, divided by (B) the number of Common Shares outstanding immediately prior to the Effective Time (assuming the exercise of all Options and all Warrants issued pursuant to the Common Share Warrant Agreement, whether vested or unvested, outstanding at such time, but excluding any Common Shares which are held by any wholly owned Subsidiary of the Company or in the treasury of the Company), minus (y) the applicable exercise price per Common Share for each such Option, multiplied by (ii) the number of Common Shares issuable upon the exercise of such Option.
          (c) Each outstanding Warrant issued pursuant to the Common Share Warrant Agreement shall be cancelled at the Effective Time and the holder thereof (each, an “Effective Time Common Share Warrant Holder”) shall be entitled to receive, in the manner provided in Section 2.7(b)(viii), an amount in cash, without interest (the “Common Share Warrant Closing Payment”), equal to (i) (x) (A) the Initial Purchase Price, minus the Aggregate Preferred Share Amount, minus the aggregate amount of the Preferred Share Warrant Closing Payment, minus the applicable Escrow Amount Deduction, plus the aggregate exercise price for all Warrants, plus the aggregate exercise price for all Options, divided by the number of Common Shares outstanding immediately prior to the Effective Time (assuming the exercise of all Options and Common Share Warrants, whether vested or unvested, outstanding at such time, but excluding any Common Shares which are held by any wholly owned Subsidiary of the Company or in the treasury of the Company), minus (y) the applicable exercise price per Common Share for each such Common Share Warrant, multiplied by (ii) the number of Common Shares issuable upon the exercise of such Common Share Warrant.
          (d) Each outstanding Warrant issued pursuant to the Preferred Share Warrant Agreement shall be cancelled at the Effective Time and the holder thereof (each, an “Effective Time Preferred Share Warrant Holder” and, collectively with the Effective Time Common Share Warrant Holders, the “Effective Time Warrant Holders”) shall be entitled to receive, in the manner provided in Section 2.7(b)(vii), an amount in cash, without interest (the “Preferred Share Warrant Closing Payment” and, collectively with the Common Share Warrant Closing Payment, the “Warrant Closing Payments”) equal to (i) (x) the Preferred Share Consideration, minus (y) the applicable exercise price per Preferred Share for each such Preferred Share Warrant, multiplied by (ii) the number of Preferred Shares issuable upon the exercise of such Preferred Share Warrant.
          Section 2.7. Delivery of Funds; Surrender of Certificates; Payment of Indebtedness; Working Capital. (a) At least two (2) Business Days, but not more than five (5) Business Days, prior to the Closing Date, the Company shall deliver to Parent a statement (the “Closing Statement”), setting forth: (i) the Closing Indebtedness and the amount payable to each Closing Indebtedness Obligee, (ii) a good faith estimate of the Working Capital (the “Estimated Working Capital”), (v) the amount, if any, by which the Target Working Capital differs from the Estimated Working Capital (the “Estimated Working Capital Adjustment”), (vi) a good faith estimate of the Cash (the “Estimated Cash”) and (vii) the Transaction Expenses Amount and the amount payable to each Transaction Expenses Obligee. The Closing Statement shall quantify in reasonable detail the items constituting such Closing Indebtedness, Estimated Working Capital, Estimated Working Capital Adjustment, if any, Estimated Cash and Transaction Expenses Amount, in each case calculated in accordance with the terms of this Agreement.
          (b) At the Closing, Parent shall:
          (i) deliver to each Person to whom any portion of the Closing Indebtedness is owing (each, a “Closing Indebtedness Obligee”) and that has delivered (or is substantially contemporaneously delivering) a payoff letter pursuant to Section 6.2(i), on behalf of the Company, the portion of the Closing Indebtedness owed to such Closing Indebtedness Obligee as of the Closing Date; and
          (ii) if so instructed in writing by the Stockholders’ Representative not later than two (2) Business Days prior to the Closing Date, deliver to each Person to whom any portion of the Transaction Expenses Amount is owing (each a “Transaction Expenses Obligee”) and that has delivered (or is substantially contemporaneously delivering) a payoff letter pursuant to Section 6.2(i), on behalf of the Company, the portion of the Transaction Expenses Amount (less any applicable withholding) owed to such Transaction Expense Obligee as of the Closing Date;

          (iii) deliver to the Stockholders’ Representative (on behalf of the holders of the Preferred Shares (including the Stockholders’ Representative)), by wire transfer of immediately available funds to the account of the Stockholders’ Representative notified by the Stockholders’ Representative in writing to Parent at least two (2) Business Days prior to the Closing Date, an amount (the “Preferred Share Closing Payment”) equal to the Aggregate Preferred Share Amount;
          (iv) deliver to the Stockholders’ Representative (on behalf of the holders of Common Shares (including the Stockholders’ Representative)), by wire transfer of immediately available funds to the account of the Stockholders’ Representative notified by the Stockholders’ Representative in writing to Parent at least two (2) Business Days prior to the Closing Date, an amount (the “Common Share Closing Payment”) equal to the Initial Purchase Price, minus the Aggregate Preferred Share Amount, minus the applicable Escrow Amount Deduction, minus the aggregate amount of all Option Closing Payments and minus the aggregate amount of all Warrant Closing Payments;
          (v) deliver to the Escrow Agent, by wire transfer of immediately available funds to the Escrow Account (as defined in the Escrow Agreement), an amount equal to the Escrow Amount, of which (x) $2,000,000 (the “Purchase Price Escrow Amount”) shall be deposited in the Purchase Price Escrow Account (as defined in the Escrow Agreement) and disbursed pursuant to the terms and conditions of Section 2.8(e) hereof and of the Escrow Agreement and (y) $15,000,000 (the “Indemnity Escrow Amount”) shall be deposited in the Indemnity Escrow Account (as defined in the Escrow Agreement) and disbursed pursuant to the terms and conditions of Section 8.8 hereof and of the Escrow Agreement;
          (vi) deliver to the Stockholders’ Representative (on behalf of the Effective Time Option Holders), the aggregate amount of all Option Closing Payments, by wire transfer of immediately available funds to the account of the Stockholders’ Representative notified by the Stockholders’ Representative in writing to Parent at least three (3) Business Days prior to the Closing Date;
          (vii) deliver to the Stockholders’ Representative (on behalf of the Effective Time Preferred Share Warrant Holders), the aggregate amount of all Preferred Share Warrant Closing Payments, by wire transfer of immediately available funds to the account of the Stockholders’ Representative notified by the Stockholders’ Representative in writing to Parent at least three (3) Business Days prior to the Closing Date; and
          (viii) deliver to the Stockholders’ Representative (on behalf of the Effective Time Common Share Warrant Holders), the aggregate amount of all Common Share Warrant Closing Payments, by wire transfer of immediately available funds to the account of the Stockholders’ Representative notified by the Stockholders’ Representative in writing to Parent at least three (3) Business Days prior to the Closing Date.
The Stockholders’ Representative shall disburse the Common Share Closing Payment, the Preferred Share Closing Payment, the Option Closing Payment and the Warrant Payments to the

holders of Common Shares, Preferred Shares, Effective Time Option Holders Effective Time Preferred Share Warrant Holders and Effective Time Common Share Warrant Holders, as applicable, in accordance with the terms of Sections 2.7(c), (d) and (e), as applicable, and of the Stockholders’ Representative Agreement.
     (c) As soon as practicable, and in any event within five (5) Business Days, after the Effective Time, the Stockholders’ Representative shall, subject to the terms of the Stockholders’ Representative Agreement, promptly pay (in each case, provided that the applicable Stockholder shall have delivered to the Stockholders’ Representative at the Closing, pursuant to a letter of transmittal in the form attached hereto as Exhibit B (each a “Letter of Transmittal”) all of the certificate(s) (each, a “Certificate”) that, immediately prior to the Effective Time, represented the Common Shares and/or Preferred Shares held by such Stockholder): (i) to each holder of Common Shares (including the Stockholders’ Representative but excluding Dissenting Stockholders), such holder’s portion of the Common Share Closing Payment equal to (x) the Common Share Closing Payment, multiplied by (y) a fraction, the numerator of which is the number of Common Shares owned of record by such Stockholder at the Effective Time and the denominator of which is the aggregate number of Common Shares outstanding at the Effective Time (other than any Common Shares which are held by any wholly owned Subsidiary of the Company or in the treasury of the Company, all of which shall cease to be outstanding and be cancelled and none of which shall receive any payment with respect thereto) and (ii) to each holder of Preferred Shares (including the Stockholders’ Representative but excluding Dissenting Stockholders), such holder’s portion of the Preferred Share Closing Payment equal to (x) the Preferred Share Closing Payment, multiplied by (y) a fraction, the numerator of which is the number of Preferred Shares owned of record by such Stockholder at the Effective Time and the denominator of which is aggregate number of Preferred Shares outstanding at the Effective Time (other than any Preferred Shares which are held by any wholly owned Subsidiary of the Company or in the treasury of the Company, all of which shall cease to be outstanding and be cancelled and none of which shall receive any payment with respect thereto). Until so surrendered, each Certificate shall be deemed, for all corporate purposes, to evidence only the right to receive upon such surrender the Common Share Consideration or Preferred Share Consideration, as applicable, deliverable in respect thereof to which such Person is entitled pursuant to this Article II. No interest shall be paid or accrued in respect of such cash payments. If the Common Share Consideration or Preferred Share Consideration (or any portion thereof) is to be delivered to a Person other than the Person in whose name the Certificates surrendered in exchange therefor are registered, it shall be a condition to the payment thereof that the Certificates so surrendered shall be properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer and that the Person requesting such transfer pay to the Stockholders’ Representative any transfer or other Taxes payable by reason of the foregoing or establish to the satisfaction of the Stockholders’ Representative that such Taxes have been paid or are not required to be paid (including by providing a Form W-9). In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Stockholders’ Representative shall issue in exchange for such lost, stolen or destroyed Certificate the Common Share Consideration or Preferred Share Consideration, as applicable, deliverable in respect thereof as determined in accordance with this Article II; provided that the Person to whom such consideration is paid shall, as a condition precedent to the payment thereof, indemnify the Surviving Corporation and the Stockholders’ Representative in a manner satisfactory to them against any claim that may be made against the Surviving Corporation or the Stockholders’ Representative with respect to the Certificate claimed to have been lost, stolen or destroyed. The Surviving Corporation shall provide reasonable assistance to the Stockholders’ Representative in the performance of its duties under this Section 2.7(c).
          (d) As soon as practicable, and in any event within five (5) Business Days, after the Effective Time, upon surrender to the Stockholders’ Representative by each Effective Time Option Holder of its Option(s), the Stockholders’ Representative shall, subject to the terms of the Stockholders’ Representative Agreement, promptly pay to each Effective Time Option Holder its Option Closing Payment as determined in accordance with Section 2.6(b), less any applicable withholding tax withheld by the Surviving Corporation (or Parent on behalf of the Surviving Corporation) pursuant to Section 2.7(f). Until so surrendered, each Option shall be deemed, for all corporate purposes, to evidence only the right to receive upon such surrender the Option Closing Payment deliverable in respect thereof to which such Person is entitled. No interest shall be paid or accrued in respect of such cash payments. If the Option Closing Payment (or any portion thereof) is to be delivered to a Person other than the Person in whose name the Options surrendered in exchange therefor are registered, it shall be a condition to the payment of such portion of the Option Closing Payment that the Options so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such transfer pay to the Stockholders’ Representative any transfer or other Taxes payable by reason of the foregoing or establish to the satisfaction of the Stockholders’ Representative that such Taxes have been paid or are not required to be paid (including by providing a Form W-9). In the event any Option shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Option to be lost, stolen or destroyed, the Stockholders’ Representative shall issue in exchange for such lost, stolen or destroyed Option the Option Closing Payment deliverable in respect thereof; provided that the Person to whom the Option Closing Payment is paid shall, as a condition precedent to the payment thereof, indemnify the Surviving Corporation and the Stockholders’ Representative in a manner satisfactory to them against any claim that may be made against the Surviving Corporation or the Stockholders’ Representative with respect to the Option claimed to have been lost, stolen or destroyed. The Surviving Corporation shall provide reasonable assistance to the Stockholders’ Representative in the performance of its duties under this Section 2.7(d).
          (e) As soon as practicable, and in any event within five (5) Business Days, after the Effective Time, upon surrender to the Stockholders’ Representative by each Effective Time Warrant Holder of its Warrant(s), the Stockholders’ Representative shall, subject to the terms of the Stockholders’ Representative Agreement, promptly pay to each Effective Time Warrant Holder the Common Share Warrant Closing Payment or Preferred Share Warrant Closing Payment payable to such Effective Time Warrant Holder as determined in accordance with Section 2.6(c) or (d), as applicable, less any applicable withholding tax, in a lump sum. Until so surrendered, each Warrant shall be deemed, for all corporate purposes, to evidence only the right to receive upon such surrender the Common Share Warrant Closing Payment or Preferred Share Warrant Closing Payment, as applicable, deliverable in respect thereof to which such Person is entitled. No interest shall be paid or accrued in respect of such cash payments. If the Common Share Warrant Closing Payment or Preferred Share Warrant Closing Payment (or any portion thereof) is to be delivered to a Person other than the Person in whose name the Warrants surrendered in exchange therefor are registered, it shall be a condition to the payment of such portion of the applicable Warrant Closing Payment that the Warrants so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such transfer pay to the Stockholders’ Representative any transfer or other Taxes payable by reason of the foregoing or establish to the satisfaction of the Stockholders’ Representative that such Taxes have been paid or are not required to be paid (including by providing a Form W-9). In the event any Warrant shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Warrant to be lost, stolen or destroyed, the Stockholders’ Representative shall issue in exchange for such lost, stolen or destroyed Warrant the applicable Warrant Closing Payment deliverable in respect thereof; provided that the Person to whom the applicable Warrant Closing Payment is paid shall, as a condition precedent to the payment thereof, indemnify the Surviving Corporation and the Stockholders’ Representative in a manner satisfactory to them against any claim that may be made against the Surviving Corporation or the Stockholders’ Representative with respect to the Warrant claimed to have been lost, stolen or destroyed. The Surviving Corporation shall provide reasonable assistance to the Stockholders’ Representative in the performance of its duties under this Section 2.7(e).
          (f) Parent and/or the Surviving Corporation shall withhold all applicable withholding for Taxes from all payments to the Stockholders’ Representative on behalf of the Equity Holders, and on Closing shall remit such amounts to the applicable Tax authority.
          Section 2.8. Determination of Purchase Price Adjustment. (a) Promptly after the Closing Date, and in any event not later than sixty (60) days following the Closing Date, the Surviving Corporation shall prepare and deliver to the Stockholders’ Representative (i) a consolidated balance sheet of the Company as of the Closing Date (the “Closing Balance Sheet”), (ii) a statement (the “Closing Working Capital Statement”) setting forth the Working Capital of the Company as of the close of business on the Closing Date (the “Closing Working Capital”), which shall include a calculation of the difference (positive or negative) between the Estimated Working Capital and the Closing Working Capital and (iii) as statement (the “Closing Cash Statement”) setting forth the Cash of the Company as of the close of business on the Closing Date, which shall include a calculation of the difference (positive or negative) between the Estimated Cash and the Closing Cash. The Closing Balance Sheet, the Closing Working Capital Statement and the Closing Cash Statement shall each be prepared in accordance with GAAP and in a manner consistent with the preparation of the Closing Statement (including the calculation of Estimated Working Capital and Estimated Cash). Upon delivery of such statements by the Surviving Corporation, the Surviving Corporation shall provide the Stockholders’ Representative and its representatives with prompt and reasonable access to the books and records of the Surviving Corporation, Merger Sub and the Company, as the case may be, in order to allow the Stockholders’ Representative and its representatives to verify the accuracy of the determination by the Surviving Corporation of the Closing Working Capital and Closing Cash. On or after the Closing Date, Parent and the Company may conduct a physical count of the Inventory of the Company and its Subsidiaries (the “Inventory Count”) as of the Closing

Date. Each of the parties shall have the right to have representatives or advisers (including accountants) observe the procedures conducted during any Inventory Count. If Parent determines to conduct such Inventory Count, the parties shall cooperate in good faith to identify and agree upon the amount of any Inventory that is Damaged Inventory as of the date of the Inventory Count. In such case, the agreed upon amount of Damaged Inventory as of the date of the Inventory Count shall be conclusively deemed to be excluded Inventory as of the Closing Date for purposes of determining the Purchase Price Adjustment and the Closing Working Capital and preparing the Closing Balance Sheet and Closing Working Capital Statement. Any dispute with respect to the amount of Damaged Inventory as of the date of the Inventory Count shall be resolved pursuant to the procedures described in paragraphs (b) and (c) of this Section 2.8.
          (b) In the event that the Stockholders’ Representative does not object to the determination by the Surviving Corporation of the Closing Working Capital and Closing Cash by written notice of objection (the “Notice of Objection”) delivered to the Surviving Corporation within thirty (30) Business Days after the Stockholders’ Representative’s receipt of the statements referred to in Section 2.8(a), such Notice of Objection to describe in reasonable detail the Stockholders’ Representative’s proposed adjustments to the Closing Working Capital and/or Closing Cash, the Closing Working Capital and Closing Cash shall be deemed final and binding.
          (c) If the Stockholders’ Representative delivers a Notice of Objection to the Surviving Corporation within the thirty (30) Business Day period referred to in Section 2.8(b), then (i) any amount of the Closing Working Capital and/or Closing Cash that is not in dispute on the date such Notice of Objection is given shall be treated as final and binding and (ii) any dispute (all such disputed amounts, the “Disputed Amounts”) shall be resolved as follows:
          (A) the Stockholders’ Representative and the Surviving Corporation shall promptly endeavor in good faith to resolve the Disputed Amounts listed in the Notice of Objection. In the event that a written agreement determining the Disputed Amounts has not been reached within ten (10) Business Days after the date of receipt by the Surviving Corporation from the Stockholders’ Representative of the Notice of Objection, the resolution of such Disputed Amounts shall be submitted to KPMG LLP (the “Arbitrator”);
          (B) the Stockholders’ Representative and the Surviving Corporation shall use their commercially reasonable efforts to cause the Arbitrator to render a decision concerning the determination of the Closing Working Capital and/or Closing Cash in accordance with this Section 2.8(c), together with a statement of reasons therefor, within thirty (30) days after the submission of the Disputed Amounts to the Arbitrator. The decision of the Arbitrator shall be final and binding upon the Parties and the decision of the Arbitrator shall constitute an arbitral award that is final, binding and non-appealable and upon which a judgment may be entered by a court having jurisdiction thereover; and
          (C) in the event the Stockholders’ Representative and the Surviving Corporation submit any Disputed Amounts to the Arbitrator for resolution, the Stockholders’ Representative (on behalf and for the account of the Equity Holders) and the Surviving Corporation shall equally share the fees and expenses of the Arbitrator.
          (d) If the sum of the Closing Working Capital plus the Closing Cash, each as finally determined in accordance with this Section 2.8, is less than the sum of the Estimated Working Capital plus the Estimated Closing Cash, then, subject to Section 2.8(f) below, the Parties shall promptly submit a joint written instruction to the Escrow Agent, directing the

Escrow Agent to disburse (i) to Parent, out of funds on deposit in the Purchase Price Escrow Account, an amount equal to the amount of such shortfall and (ii) to Stockholders’ Representative (on behalf of the Equity Holders) the aggregate amount of any funds remaining on deposit in the Purchase Price Escrow Account after the disbursement pursuant to subclause (i) of this Section 2.8(d). If the sum of the Closing Working Capital plus the Closing Cash, each as finally determined in accordance with this Section 2.8, is greater than the sum of the Estimated Working Capital plus the Estimated Closing Cash, then (x) the Surviving Corporation shall be obligated to pay to the Stockholders’ Representative (on behalf of the Common Equity Holders) the amount of such excess within (3) Business Days of the determination of the Closing Working Capital and Closing Cash, by wire transfer of immediately available funds to an account of the Stockholders’ Representative designated in writing to the Surviving Corporation and (y) the Parties shall promptly submit a joint written instruction to the Escrow Agent, directing the Escrow Agent to disburse to Stockholders Representative (on behalf of the Equity Holders) the aggregate amount of all funds on deposit in the Purchase Price Escrow Account. The net amount or, as the case may be, the aggregate amount payable by the Surviving Corporation or the Common Equity Holders pursuant to this Section 2.8(d) and Section 2.8(f) below is referred to herein as the “Purchase Price Adjustment.”
          (e) The Stockholders’ Representative shall, as soon as practicable following the receipt of any Purchase Price Adjustment and/or all or any portion of the Purchase Price Escrow Amount pursuant to Section 2.8(d) pay: (i) to each former holder of Common Shares (including the Stockholders’ Representative but excluding any Dissenting Stockholders) who previously surrendered a Certificate in accordance with Section 2.7(c) an amount in cash (the “Final Stock Payment”) equal to (x) the aggregate Purchase Price Adjustment divided by the number of Common Shares outstanding immediately prior to the Effective Time (assuming the exercise of all vested Options and Warrants outstanding at such time, but excluding any Common Shares which were held by any wholly owned Subsidiary of the Company or in the treasury of the Company), multiplied by (y) the number of Common Shares held of record by such former holder of Common Shares immediately prior to the Effective Time, (ii) to each Effective Time Option Holder who previously surrendered its Options in accordance with Section 2.7(d) an amount in cash (the “Final Option Payment”) equal to (x) the aggregate Purchase Price Adjustment divided by the number of Common Shares outstanding immediately prior to the Effective Time (assuming the exercise of all vested Options and Warrants outstanding at such time, but excluding any Common Shares which were held by any wholly owned Subsidiary of the Company or in the treasury of the Company), multiplied by (y) the number of Common Shares issuable upon the exercise of such Option formerly held by such Effective Time Option Holder and (iii) to each Effective Time Warrant Holder who previously surrendered its Warrants in accordance with Section 2.7(e) an amount in cash (the “Final Warrant Payment”) equal to (x) the aggregate Purchase Price Adjustment divided by the number of Common Shares outstanding immediately prior to the Effective Time (assuming the exercise of all vested Options and Warrants outstanding at such time, but excluding any Common Shares which were held by any wholly owned Subsidiary of the Company or in the treasury of the Company), multiplied by (y) the number of Common Shares issuable upon the exercise of such Warrant formerly held by such Effective Time Warrant Holder.
          (f) If the Purchase Price Adjustment as determined in accordance with Section 2.8(d) is in favor of Parent and the amount thereof exceeds the Purchase Price Escrow

Amount, then Parent and the Surviving Corporation shall, at their election, be entitled to receive the amount of such shortfall from amounts on deposit in the Indemnity Escrow Account, in which case, upon delivery of an irrevocable written notice of such election to the Stockholders’ Representative, the Parties shall promptly deliver a joint written instruction to the Escrow Agent, directing the Escrow Agent to disburse to Parent, from funds on deposit in the Indemnity Escrow Account, an amount equal to such shortfall; provided, however, that if the amount of such shortfall is greater than $2,000,000, then Parent shall be entitled at its option to collect the amount of such shortfall in excess of $2,000,000 from the Common Equity Holders pursuant to the Letters of Transmittal or from the Indemnity Escrow Account. For the avoidance of doubt, in the event that Parent elects to collect such shortfall from the Indemnity Escrow Account, (i) no Equity Holder shall have any obligation to replenish the Indemnity Escrow Account upon or after the disbursement of such shortfall to Parent and (ii) the limitations set forth in Section 8.4 hereof shall not be applicable to such election.
          Section 2.9. No Further Rights of Transfers. At and after the Effective Time, each Stockholder shall cease to have any rights as a stockholder of the Company, except as otherwise required by applicable Law and except for the right of each Stockholder to surrender his or her Certificate or lost Certificate affidavit in exchange for payment of the applicable Common Share Consideration or Preferred Share Consideration, as applicable, pursuant to Sections 2.5(a) and (b), as applicable, and no transfer of Common Shares or Preferred Shares shall be made on the stock transfer books of the Surviving Corporation. At the close of business on the day of the Effective Time, the stock ledger of the Company with respect to the Common Shares and the Preferred Shares shall be closed.
          Section 2.10. Closing. Unless this Agreement shall have been terminated and the transactions contemplated hereby shall have been abandoned pursuant to Article VII, and subject to the satisfaction or waiver of all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), the closing of the Merger (the “Closing”) shall take place at 10:00 A.M. at the offices of White & Case LLP, 1155 Avenue of the Americas, New York, New York 10036-2787, on the later of (i) one (1) Business Day after the satisfaction or waiver of all of the conditions set forth in Article VI and (ii) November 3, 2006, or at such other date, time or place as the Parties shall agree in writing. Such date is herein referred to as the “Closing Date.”
          Section 2.11. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          The Company hereby represents and warrants to Parent and Merger Sub on the date hereof, except as set forth in the Company Disclosure Letter, as follows:
          Section 3.1. Due Organization, Good Standing and Corporate Power. Each of the Company and each of Communications Supply Corporation, a Connecticut corporation (“CSC”), Calvert Wire & Cable Corporation, a Delaware corporation (“Calvert”) and Liberty Wire & Cable, Inc., a Delaware corporation (“Liberty” and, collectively with CSC and Calvert, the “Company Subsidiaries”) is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of organization and each has all requisite power (corporate or otherwise) and authority to own, lease and operate its properties and to carry on its business as and where such is now being conducted. The Company and each of the Company Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction set forth in Section 3.1 of the Company Disclosure Letter. Section 3.1 of the Company Disclosure Letter lists all jurisdictions in which the property owned, leased or operated by the Company or any of the Company Subsidiaries, or the nature of the business conducted by the Company or any of the Company Subsidiaries makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing does not have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has made available to Parent prior to the date hereof complete and correct copies of the Company’s certificate of incorporation and the Company’s bylaws and the certificate of incorporation and bylaws of each of the Company Subsidiaries, in each case, as amended and in full force and effect as of the date hereof.
          Section 3.2. Authorization; Noncontravention.
          (a) The Company has the requisite corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement, to perform its obligations hereunder and (subject to the approval of the Stockholders entitled to vote thereon as required by the DGCL and described in Section 5.18) to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company, and the consummation by it of the transactions contemplated hereby, have been duly authorized and approved by the Board, and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby (other than the filing of appropriate merger documents as required by the DGCL and the approval of the Stockholders entitled to vote thereon as described in Section 5.18). This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement constitutes a valid and binding obligation of Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditors’ rights generally and by general equitable principles. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated by this Agreement will not, (a) conflict with any of the provisions of the certificate of incorporation or bylaws or other equivalent charter documents, as applicable, of the Company or any of the Company Subsidiaries, in each case, as amended to the date of this Agreement, (b) assuming receipt of the consents, waivers, approvals, authorizations, declarations, Orders or registrations (“Consents”) set forth in Section 3.2 of the Company Disclosure Letter, conflict with, violate or result in a breach of, or default (whether upon lapse of time and/or the occurrence of any act or event or otherwise) under, any Material Contract (except for any breach or violation that would not have a Material Adverse Effect on the Company), (c) subject to the Consents referred to in Section 3.4, materially contravene any domestic or foreign Law or any Order currently in effect or (d) to the Knowledge of the Company, result in the creation of any Lien upon the assets of the Company or any Company Subsidiary, in each case except for any Lien arising by or through Parent or Merger Sub or their respective Affiliates.
          (b) The Merger has been approved in accordance with the DGCL unanimously by the stockholders of the Company entitled to vote thereon and, upon delivery of the Stockholder consent pursuant to Section 5.18(a), no stockholder of the Company is entitled to exercise dissenter’s rights in connection with the transactions contemplated by this Agreement. The Stockholders’ Representative Appointment and Indemnification Agreement has been duly authorized and executed by, and is a valid, binding and enforceable agreement of each of, the parties thereto with respect to which the Stockholders’ Representative executed such agreement on such parties’ behalf.
          Section 3.3. Capital Stock. The authorized capital stock of the Company consists of (i) 15,000,000 Common Shares, of which 9,139,012 shares are issued, outstanding and owned by the Stockholders as set forth in Section 3.3 of the Company Disclosure Letter and (ii) 1,000,000 Preferred Shares, of which 851,423.20 shares are issued, outstanding and owned by the Stockholders as set forth in Section 3.3 of the Company Disclosure Letter. Each Company Subsidiary has the capitalization set forth in Section 3.3 of the Company Disclosure Letter. All issued and outstanding shares of capital stock of the Company and each of the Company Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable, and are not subject to any preemptive rights. Except as set forth in this Section 3.3, at the close of business on the date hereof, no shares of capital stock or other equity securities of the Company were issued, reserved for issuance or outstanding. Except as set forth in Section 3.3 of the Company Disclosure Letter, and except for 12,614.08 outstanding Preferred Warrants and 141,696 outstanding Common Warrants, neither the Company nor any of the Company Subsidiaries is a party to any outstanding option, warrant, call, subscription or other right (including any preemptive right), agreement or commitment which obligates any of them to issue, sell or transfer, or repurchase, redeem or otherwise acquire, any shares of the capital stock of the Company or any Company Subsidiary which will not be paid out of the Initial Purchase Price in accordance with Section 2.7 hereof or which remains in effect following the consummation of the transactions contemplated hereby.
          Section 3.4. Governmental Consents and Approvals. Assuming all filings required under the Antitrust Laws are made and any waiting periods thereunder have been terminated or expired, no Consent of, or Filing with, any Governmental Entity, which has not been received or made, is necessary or required with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (a) the filing of the

Certificate of Merger, (b) the Consents or Filings set forth in Section 3.4 of the Company Disclosure Letter, (c) any other Consents or Filings which, if not made or obtained, would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole and (d) any requirement to notify a Governmental Entity of the transactions contemplated hereby not involving any consent right or monetary penalty exceeding (together with all other such penalties) $20,000 resulting from a failure to make such notification.
          Section 3.5. Financial Statements. (a) Section 3.5(a) of the Company Disclosure Letter contains true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries as at December 31, 2004, December 31, 2005, and the related audited consolidated statements of income, stockholders’ equity and cash flows for the fiscal years then ended, all certified by the Company’s accountants, and the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as at the period ending August 31, 2006 (the “Unaudited Balance Sheet Date”) and the related unaudited consolidated statements of income, stockholders’ equity and cash flows for the eight (8) months ended August 31, 2006 (the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as at the Unaudited Balance Sheet Date is hereinafter referred to as the “Unaudited Balance Sheet”). For the avoidance of doubt, the unaudited financial statements referred to above reflect the operations of Calvert and Liberty as Company Subsidiaries only from and after the date on which their respective operations were acquired by the Company. The financial statements referred to above, including the footnotes thereto, except as described therein or in Section 3.5(a) of the Company Disclosure Letter, have been prepared in accordance with GAAP (except, in the case of the unaudited financial statements, for the absence of notes thereto and subject to year-end adjustments, none of which individually or in the aggregate are material, and as otherwise described therein) consistently applied throughout the periods indicated.
          (b) The audited balance sheets of the Company referred to in Section 3.5(a) fairly present, in all material respects, the financial position of the Company and the Company Subsidiaries as at December 31, 2004 and December 31, 2005, as applicable, and the related statements of income and cash flows fairly present, in all material respects, the results of the operations and cash flows of the Company and the Company Subsidiaries for the fiscal years ended December 31, 2004 and December 31, 2005, as applicable.
          (c) The Unaudited Balance Sheet fairly presents, in all material respects, the financial position of the Company and the Company Subsidiaries as at the date thereof and the related statements of income and cash flows fairly present, in all material respects, the results of operations and cash flows of the Company and the Company Subsidiaries for the eight (8) months ended August 31, 2006.
          (d) Except as set forth in Section 3.5(d) of the Company Disclosure Letter, the Company has no liabilities of the type required by GAAP to be reflected on a balance sheet, other than (i) liabilities reflected in the Unaudited Balance Sheet and (ii) liabilities incurred in the ordinary course of business since the date of the Unaudited Balance Sheet. Except for normal year-end adjustments, none of which individually or in the aggregate are material, the Company has not received any advice or notification from any certified public accountants that it has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the financial statements or the books and records of the Company, any properties, assets, liabilities, revenues or expenses. The Company maintains an adequate and effective internal control structure and procedure for financial reporting purposes; provided, however, that (i) no representation or warranty is made pursuant to this sentence with respect to any internal control structures or procedures of Calvert or Liberty and (ii) Parent’s inability to make any certification required to be made pursuant to the Sarbanes-Oxley Act of 2002 shall not form the basis of any breach or alleged breach of the representation and warranty contained in this sentence.
          Section 3.6. Absence of Certain Changes. Except as set forth in Section 3.6 of the Company Disclosure Letter, since the Unaudited Balance Sheet Date neither the Company, nor any Company Subsidiary, as applicable, has: (a) experienced any change (including any change in the relationship between the Company or any of the Company Subsidiaries and any significant customer, supplier or other business relationship) in its business, financial position, or results of operations that has had or would reasonably be expected to have a Material Adverse Effect; (b) made any declaration, payment or setting aside of the payment of any dividend or distribution in respect of the Common Shares or Preferred Shares or any redemption, purchase or other acquisition of any Common Shares or Preferred Shares; (c) permitted, allowed or suffered any of its properties or assets (real, personal or mixed, tangible or intangible) to be subjected to any Lien; (d) written down or written up the value of any Inventory, except for writedowns and writeups in the ordinary course of business consistent with past practice; (e) cancelled any debts or waived any claims or rights in excess of $10,000 individually or $50,000 in the aggregate, other than (i) changes in purchase orders in the ordinary course of business, (ii) waivers of lien rights upon receipt of cash payment and (iii) writing off of uncollectible accounts receivable in accordance with Company policies; (f) made any capital expenditure or commitment for additions to property, plant, equipment, intangible or capital assets or for any other purpose in an aggregate amount in excess of $100,000, other than for emergency repairs or replacement which emergency repairs or replacements were not in the ordinary course of business; (g) incurred any Indebtedness other than in the ordinary course of business under existing credit facilities; (h) except for salaries and benefits paid or provided in the ordinary course of business, paid, loaned, distributed, or advanced any amounts to, sold, transferred or leased any properties or assets to, purchased, leased, licensed, or otherwise acquired any properties or assets from, or entered into any other Contract or oral agreement with any Equity Holder or Affiliate of an Equity Holder, other than on an arm’s-length basis; (i) granted or incurred any obligation for any increase in the compensation or benefits of any officer or employee of the Company or any Company Subsidiary (including any increase pursuant to any bonus, pension, profit-sharing, retirement, Employee Benefit Plan or other plan or commitment or severance arrangement) except for raises to non-director or non-officer employees in the ordinary course of business consistent with past practice; (j) made any material change in any method of accounting or accounting principle, practice or policy; (k) suffered any casualty or loss or damage in excess of $25,000 in the aggregate (whether or not insured against); or (l) taken any action that is set forth in Section 5.3(b).
          Section 3.7. Compliance with Laws. Except as set forth in Section 3.7 of the Company Disclosure Letter: (a) the operations of the Company and the Company Subsidiaries are in compliance in all material respects with all applicable Laws, and neither the Company nor any Company Subsidiary is subject to any Order which has had or would reasonably be expected to have a Material Adverse Effect and (b) to the Knowledge of the Company, in the preceding five (5) years, no director, officer, agent, or employee of the Company or any Company Subsidiary, or any other Person associated with or acting for or on behalf of the Company or any Company Subsidiary, has directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services in violation of any Law, or (ii) established or maintained any fund or asset with funds or other property of the Company or any Company Subsidiary that has not been recorded in the books and records of the Company or any such Company Subsidiary.
          Section 3.8. Permits. The Company and the Company Subsidiaries hold all federal, state, local and foreign permits, approvals, licenses, authorizations, consents, certificates, rights, exemptions and orders from Governmental Entities (collectively, the “Permits”) that are necessary for the operation of the business of the Company and/or the Company Subsidiaries as presently conducted, or that are necessary for the lawful ownership of their respective properties and assets except to the extent that any such failure to hold Permits or any such default does not have, individually or in the aggregate, a Material Adverse Effect. All material Permits are listed in Section 3.8 of the Company Disclosure Letter and are in full force and effect. Each of the Company and the Company Subsidiaries is in compliance with all such permits, licenses, approvals, authorizations, consents and certifications, except to the extent that noncompliance would not have a Material Adverse Effect.
          Section 3.9. Litigation. Except as set forth on Section 3.9 of the Company Disclosure Letter, there is no action, suit, claim, proceeding or arbitration, whether civil, criminal or administrative, pending or, to the Knowledge of the Company, threatened, against or affecting the Company or any of the Company Subsidiaries, or any of their respective properties or rights which would have, individually or in the aggregate, a Material Adverse Effect on the Company.
          Section 3.10. Employee Benefit Plans. (a) Section 3.10 of the Company Disclosure Letter sets forth a correct and complete list of all pension, retirement, profit sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plan, all other material employee programs, arrangements, agreements, or payroll practices, whether formal or informal, qualified or nonqualified, all medical, vision, dental or other health plans, all life insurance plans, and all other material employee benefit plans or fringe benefit plans, including any “employee benefit plan” as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), providing benefits to any current or former employees of the Company and/or any of the Company Subsidiaries, and/or their dependents, but, for the avoidance of doubt, excluding any sales commission plans, practices or policies with respect to sales representatives of the Company or any Company Subsidiary (collectively, the “Employee Benefit Plans”).
          (b) For each Employee Benefit Plan, the Company and the Company Subsidiaries have furnished or made available to the Parent true, correct and complete copies of the following (to the extent applicable): (i) the plan documents and summary plan descriptions; (ii) the most recent determination letter or opinion letter received from the Internal Revenue Service; (iii) all related trust agreements, insurance contracts or other funding agreements; (iv) the two most recent annual reports (Form 5500 and all schedules thereto) filed with the

Department of Labor or Internal Revenue Service, and the most recent audited financial statements or actuarial reports, and (v) any material written correspondence from any Governmental Entity relating to such plans.
          (c) Except as set forth in Section 3.10 of the Company Disclosure Letter: (i) each Employee Benefit Plan is in compliance with applicable Law and has been administered and operated in all respects in accordance with its terms, except as would not have a Material Adverse Effect; (ii) each Employee Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code has received, or has requested, a favorable determination letter from the Internal Revenue Service and, to the Knowledge of the Company, no event has occurred and no condition exists that would reasonably be expected to result in the revocation of any such determination; (iii) no Employee Benefit Plan is covered by Title IV of ERISA or subject to Section 412 of the Code of Section 302 of ERISA; (iv) neither the Company nor any of the Company Subsidiaries, nor, to the Knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Employee Benefit Plan that would reasonably be expected to result in the imposition of a material penalty pursuant to Section 502(i) of ERISA or a material tax pursuant to Section 4975 of the Code; and (v) no material claim, action or litigation has been made, commenced or, to the Knowledge of the Company, threatened in writing with respect to any Employee Benefit Plan (other than routine claims for benefits payable in the ordinary course, and appeals of such denied claims); (vi) no Employee Benefit Plan provides for post employment or post retirement health or medical or life insurance benefits for retired, former or current employees or their dependents or beneficiaries, except as required by 4980B of the Code regarding COBRA continuation coverage or by applicable state insurance laws; (vii) no Employee Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 4063 of ERISA, nor has the Company or any Company Subsidiaries at any time contributed to or been obligated to contribute to any multiemployer plan or multiple employer plan; (viii) each Employee Benefit Plan may be amended or terminated at any time at the sole discretion of the sponsor thereof without material liability other than for benefits accrued prior to such amendment or termination, subject only to such constraints as are imposed by applicable Law; and (ix) neither the Company nor any of the Company Subsidiaries is considered a single employer together with any other entity, trade or business, whether or not incorporated, pursuant to Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA, other than the Company and the Company Subsidiaries, except as would not reasonably be expected to result in a material liability to the Company.
          (d) All Employee Benefit Plans are operated in good faith compliance in all material respects with the applicable provisions of Section 409A of the Code, and in accordance with the applicable transition period, except as would not reasonably be expected to result in a material liability to the Company.
          Section 3.11. Labor Matters. (a) Except as set forth in Section 3.11(a) of the Company Disclosure Letter, no employee of the Company or any of the Company Subsidiaries is represented by any union or any collective bargaining agreement, nor has the Company or any of the Company Subsidiaries at any time been a party to any collective bargaining agreement or similar labor contract. As of the date of this Agreement, no labor organization or group of employees of the Company or any of the Company Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.
          (b) The Company and the Company Subsidiaries are each in compliance in all material respects with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including wages and hours (including the payment of overtime wages), welfare, health and safety and immigration and naturalization. Except as set forth in Section 3.11(b) of the Company Disclosure Letter: (i) no claims are pending, or to the Knowledge of the Company, threatened, against the Company or the Company Subsidiaries before the Equal Employment Opportunity Commission or any other administrative body or in any court asserting any violation of Title VII of the Civil Rights Act of 1964, the Age Discrimination Act of 1967, 42 U.S.C. §§ 1981 or 9183 or any other Federal, state or local Law, statute or ordinance barring discrimination in employment and (ii) within the past three (3) years, neither the Company or the Company Subsidiaries have implemented any employee layoffs that implicate the Worker Adjustment and Retraining Notification Act or similar local Law.
          (c) The Company and the Company Subsidiaries have provided, or otherwise made available, the following information for each of its employees: name, title, current salary, target bonus and commissions, if any, annual bonus and long-term incentive payments, (if any) (including, with respect to stock options or grants, the number of shares covered by such options and the exercise price), Fair Labor Standards Act status, date of hire, schedule of regular weekly hours of employment, annual vacation entitlement, accrued but unused vacation, service date for employee benefit plan purposes, which employees are inactive employees due to an approved medical, family or personal leave and, to the extent known, the date on which each inactive employee is expected to return to active employment. Except as set forth in Section 3.11 of the Company Disclosure Letter, all employees of the Company and Company Subsidiaries are employees “at will” whose employment is terminable without liability therefor (other than liability for severance payments or liability for retention or stay payments).
          Section 3.12. Tax Matters. Except as set forth in Section 3.12(a) of the Company Disclosure Letter:
          (a) Tax Returns. The Company and each of the Company Subsidiaries has filed or caused to be filed, or shall file or cause to be filed all material returns, statements, forms and reports for Taxes (the “Returns”) that are required to be filed by, or with respect to, the Company and the Company Subsidiaries on or prior to the Effective Time (taking into account any applicable extension of time within which to file). All such Returns were correct and complete in all material respects. “Taxes” shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges including all United States federal, state, local, foreign and other income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, license, payroll, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest.

          (b) Payment of Taxes. All material Taxes and material Tax liabilities of the Company and the Company Subsidiaries that are due and payable on or prior to the Effective Time have been (or will be) paid on or prior to the Effective Time.
          (c) Other Tax Matters.
          (i) Except as set forth in Section 3.12(c)(i) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries is currently the subject of an audit or other examination of Taxes by the tax authorities of any nation, state or locality nor has the Company or any of the Company Subsidiaries received any written notices from any taxing authority that such an audit or examination is contemplated or pending. To the Knowledge of the Company, there is no material dispute or claim concerning any Tax liability of the Company or any of the Company Subsidiaries.
          (ii) Neither the Company nor any of the Company Subsidiaries has (A) entered into a written agreement or waiver extending any statute of limitations relating to the payment or collection of a material amount of Taxes of the Company or any of the Company Subsidiaries that has not expired or (B) is presently contesting any material Tax liability of the Company or any of the Company Subsidiaries before any court, tribunal or agency.
          (iii) All material Taxes that the Company or any of the Company Subsidiaries is (or was) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party have been duly withheld or collected, and have been paid over to the proper authorities to the extent due and payable.
          (iv) Neither the Company nor any of the Company Subsidiaries is a party to or bound by any tax allocation or sharing agreement.
          (v) Neither the Company nor any of the Company Subsidiaries (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for Taxes of any Person (other than Company or any of the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as transferee or successor, by contract, or otherwise.
          (vi) Neither the Company nor any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in accounting method of accounting for a taxable period ending on or prior to the Closing Date or (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date.
          (vii) The Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

          (viii) Neither the Company nor any of the Company Subsidiaries has distributed stock of another Person, or has had its stock distributed by another person, in a transaction that was reported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.
          Section 3.13. Intellectual Property. (a) Section 3.13 of the Company Disclosure Letter sets forth a complete and accurate list of the material Intellectual Property (including any associated license agreements) used in the conduct of the business of the Company and the Company Subsidiaries (other than “shrink wrap” or other off-the-shelf software) (the “Company Intellectual Property”). Except as set forth in Section 3.13 of the Company Disclosure Letter, the Company or the Company Subsidiaries owns or has the right to use, free and clear of all Liens against the Company and the Company Subsidiaries and, to the Knowledge of the Company, against any other Person, all Company Intellectual Property, except where the failure to so own or have such right, or the presence of such Liens, would not, individually or in the aggregate, be materially adverse to the Company.
          (b) Except as set forth in Section 3.13 of the Company Disclosure Letter (i) no material claim is pending or, to the Knowledge of the Company, threatened, which alleges that the conduct of the business of the Company or any Company Subsidiary (including its use of any Intellectual Property) infringes upon, misappropriates or conflicts with any rights in material Intellectual Property claimed by any third party and (ii) no material claim is pending or, to the Knowledge of the Company, threatened which alleges that any Company Intellectual Property owned or licensed by or to the Company or any Company Subsidiary or which the Company or any Company Subsidiary otherwise has the right to use is invalid or unenforceable by the Company or any Company Subsidiary.
          (c) Except as set forth in Section 3.13 of the Company Disclosure Letter, no royalties or fees are payable by the Company or any Company Subsidiary to any Person for use of the Company Intellectual Property.
          Section 3.14. Broker’s or Finder’s Fee; Transaction Expenses. Except as set forth in Section 3.14 of the Company Disclosure Letter, no agent, broker, Person or firm acting on behalf of the Company is, or shall be, entitled to any broker’s fees, finder’s fees or commissions from the Company or any of the other parties hereto in connection with this Agreement or any of the transactions contemplated hereby. Except for costs and expenses set forth in Section 3.14 of the Company Disclosure Letter, all of which shall be paid at Closing in accordance with Section 2.7(b)(ii), there are no costs or expenses incurred by the Company, on its own behalf, by any Equity Holder on behalf of the Company or by the Company on behalf of any Equity Holder, in furtherance of the structuring, negotiation or execution of this Agreement.
          Section 3.15. Material Contracts.
          (a) Section 3.15 of the Company Disclosure Letter sets forth a complete list, indicating the parties thereto, of each Contract to which any of the Company or the Company Subsidiaries is a party (the “Material Contracts”) that constitute:

          (i) a Contract for the purchase or sale of assets by the Company or any Company Subsidiary other than in the ordinary course of business;
          (ii) a Contract relating to the acquisition or disposition by the Company or any Company Subsidiary of any operating business or the capital stock of, or other equity interest in, any Person;
          (iii) a lease of personal property involving annual consideration in excess of $50,000;
          (iv) a Real Property Lease;
          (v) a Contract involving payment or other obligations of more than $100,000 in the aggregate that is not cancelable on notice of twelve (12) months or less;
          (vi) a labor union Contract;
          (vii) a Contract not to compete in any business or geographic area;
          (viii) a Contract with any employee, agent, independent contractor or director of the Company or any Company Subsidiary pursuant to which the Company or any Company Subsidiary has any current or future obligation in excess of $100,000 per annum;
          (ix) a Contract relating to the incurrence of Indebtedness involving amounts in excess of $25,000;
          (x) a Contract with clients or customers involving (i) a fixed purchase commitment by such client or customer in excess of $500,000 for the provision of goods or services or (ii) a fixed price commitment to such client or customer having a value to such client or customer in excess of $500,000 but, in each case, excluding any individual purchase order involving an amount of $1,000,000 or less;
          (xi) a joint venture Contract;
          (xii) a power of attorney;
          (xiii) a license to use Intellectual Property owned by any third Person and used in the business (other than “shrink-wrap” or other off-the-shelf software licenses);
          (xiv) a Contract pursuant to which the Company or any Company Subsidiary licenses any material Intellectual Property to any third Person;
          (xv) a commitment to make any capital expenditure which is not part of the capital expenditure budget of the Company for the 2006 fiscal year, a copy of which has been provided to Parent, in any amount greater than $50,000 in respect of any individual capital expenditure or $150,000 in the aggregate; or

          (xvi) a fixed commitment Contract with any supplier providing for annual volume in excess of $1,000,000.
          (b) The Company has made available to Parent true, correct and complete copies of the Material Contracts.
          (c) All of the Material Contracts are valid, binding and enforceable obligations of the Company or Company Subsidiary, as applicable, and, to the Knowledge of the Company, the other parties thereto, except where the failure to be valid, binding and enforceable would not, individually or in the aggregate, have a Material Adverse Effect. Neither the Company nor any Company Subsidiary, as applicable, nor, to the Knowledge of the Company, any other party is in breach or violation of, or default under, any provision of any Material Contract except for a breach, violation or default that would not have a Material Adverse Effect. No event has occurred which, with notice or the lapse of time or both, would constitute a default under any Material Contract, except for any such default that would not have a Material Adverse Effect. Neither the Company nor any Company Subsidiary, as applicable, nor, to the Knowledge of the Company, any other party thereto has repudiated or waived any material provision of any Material Contract. To the Knowledge of the Company, assuming that all applicable Consents are obtained, no circumstances exist that would give rise to a right of rescission, termination, revision or amendment of any Material Contract by any party thereto.
          (d) To the Knowledge of the Company, neither the Company nor any Company Subsidiary is party to any oral agreement of the type described in Section 3.15(a) above.
          Section 3.16. Environmental Matters. (a) Except as set forth in Section 3.16 of the Company Disclosure Letter and except as would not have a Material Adverse Effect on the Company, to the Knowledge of the Company:
          (b) the Company has obtained all permits, licenses and other authorizations (“Environmental Permits”) that are required in connection with the operations of the business under federal, state and local Environmental Laws;
          (c) the Company is in compliance with all terms and conditions of the required Environmental Permits, and is also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in applicable Environmental Laws;
          (d) the Company has not received written notice of any past, present or future events, conditions, circumstances, activities, practices, incidents, actions or plans which interfere with or prevent compliance by the Company with applicable Environmental Laws, or form the basis of any claim, action, suit, proceeding, hearing or investigation under, applicable Environmental Laws;
          (e) there are no Hazardous Substances or underground storage tanks in, on, or under any real property owned or leased by the Company as of the date hereof, except those that are in compliance with all applicable Environmental Laws and Environmental Permits;

          (f) there are no past or present Releases of Hazardous Substances in, on, under or from any real property owned or leased by the Company as of the date hereof which have not been fully remediated in accordance with applicable Environmental Law;
          (g) there has been no release of Hazardous Substances for which Company would have any Liability under any applicable Environmental Law at any real property formerly owned, operated or leased by the Company; and
          (h) the Company has provided to Parent true and complete copies of all written reports with respect to environmental matters prepared by third parties within the past five (5) years that are contained in the files and records of the Company.
          Section 3.17. Real Property. Except for any owned real property (the “Owned Real Property”) described in Section 3.17(a) of the Company Disclosure Letter, neither the Company nor any of the Company Subsidiaries owns any Real Property. Section 3.17(b) of the Company Disclosure Letter contains an accurate and complete list as of the date hereof of all (i) material real property leased to or from the Company and/or the Company Subsidiaries (the “Leased Real Property”) and (ii) leases of all Leased Real Property (each, a “Real Property Lease” and collectively, the “Real Property Leases”) to which the Company or any of the Company Subsidiaries is a party (as lessee, sublessee, sublessor or lessor). True and correct copies of such Real Property Leases have been made available to Parent.
          Section 3.18. Assets.
          Except as set forth in Section 3.18(a) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries has valid title to all of its material assets and properties free and clear of all Liens other than (i) Liens reflected in the Unaudited Balance Sheet, (ii) zoning, building codes and other land use Laws regulating the use or occupancy of any real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property which are not violated by the current use or occupancy of such real property, (iii) easements, covenants, conditions, restrictions or other similar matters affecting title to real property and other title defects which do not, individually or in the aggregate, materially impair the use or occupancy of such real property, (iv) mechanics’ or workmens’ Liens and similar Liens for labor, materials or supplies provided with respect to any property incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings and which hare not, individually or in the aggregate, material, (v) other imperfections of title or other Liens that do not, individually or in the aggregate, materially impair the value, marketability or continued use of the properties and assets and (vi) any Lien arising by or through Parent or Merger Sub or their respective Affiliates.
          (a) Except as set forth in Section 3.18(a) of the Company Disclosure Letter, all of the tangible personal property (other than any Inventory) of the Company and the Company Subsidiaries, taken as a whole, is in good operating condition and repair, subject to normal wear and tear, and is usable in the ordinary course of business.
          Section 3.19. Insurance. Section 3.19 of the Company Disclosure Letter lists each material insurance policy (including policies providing property, casualty, liability, and workers’ compensation coverage and bond and surety arrangements) maintained by the Company or any of the Company Subsidiaries. All such insurance policies are in full force and effect, and to the Knowledge of the Company, neither the Company nor any Company Subsidiary is in material default with respect to any of its obligations under such insurance policies, including any default arising from nonpayment of premiums owed. To the Knowledge of the Company, all matters and events involving in excess of $20,000 and for which the Company and the Company Subsidiaries have insurance coverage have been reported to the applicable insurance carrier. The Company and the Company Subsidiaries have made all required payments under monopolistic state workers’ compensation plans.
          Section 3.20. Government Contracts. (a) No Material Contract, including all task orders issued from such Contracts, between the Company or any Company Subsidiary and any Governmental Entity (a “Government Contract”) has a currently incurred or currently projected cost overrun and, to the Knowledge of the Company, the cost accounting, estimating, property and procurement systems relating to the Government Contracts are in compliance in all material respects with applicable Laws and Contract provisions, including applicable cost principles and applicable cost accounting standards.
          (b) Except for encumbrances which will be discharged or terminated on or prior to the Closing, neither the Company nor any Company Subsidiary has assigned or otherwise conveyed or transferred, or agreed to assign, to any Person, any right, title or interest in or to any of the Government Contracts, or any account receivable relating thereto, whether as a security interest or otherwise.
          (c) Neither the Company nor any Company Subsidiary has received any written notice or other written communication from any Governmental Entity regarding its actual or threatened disqualification, suspension, or debarment from contracting with any Governmental Entity including any show cause notice or cure notice, notice of termination for default, or notice for deductive change or, in the case of any notification of termination for convenience, any such notifications which in the aggregate or individually would reasonably be expected to have a Material Adverse Effect.
          (d) Neither the Company nor any Company Subsidiary has received any written notice or other written communication from any Governmental Entity with respect to any claims or proceedings under the False Claims Act on any Government Contract for any period preceding the Closing.
          Section 3.21. Product or Service Liability. Except as set forth in Section 3.21 of the Company Disclosure Letter or as would not reasonably be expected to have a Material Adverse Effect, (i) there is no notice, demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation of a civil, criminal or administrative nature by or before any court or other Governmental Entity against or involving any product, substance or material manufactured, assembled, produced, distributed, serviced or sold by or on behalf of the Company or any Company Subsidiary (collectively, “Product”), which is pending or, to the Knowledge of the Company, threatened, on behalf of the purchaser of any Product, resulting from an alleged defect in design, manufacture, materials or workmanship of any Product manufactured, assembled, produced, distributed, serviced or sold by or on behalf of the

Company or any Company Subsidiary, or any alleged failure to warn or from any breach of express or implied specifications or warranties or representations and (ii) there has not been, nor, to the Knowledge of the Company, is there under consideration or investigation by the Company, any Product recall or post-sale warning (collectively, such recalls and post-sale warnings are referred to as “Recalls”) conducted by or on behalf of the Company concerning any Product or, to the Knowledge of the Company, any Recall conducted by or on behalf of any Person as a result of any alleged defect in any Product supplied by the Company or any Company Subsidiary.
          Section 3.22. Product or Service Warranty. Except as set forth in Part I of Section 3.22 of the Company Disclosure Letter, each Product manufactured, assembled, produced, distributed, serviced or sold, and each service provided, by the Company or any Company Subsidiary has been in material conformity with all applicable contractual commitments and all express and implied warranties in all material respects, and neither the Company nor any Company Subsidiary has any liability for replacement or repair thereof or other damages in connection therewith in excess of the reserves therefor set forth on the Unaudited Balance Sheet with respect to which (x) any claim that has been asserted, or (y) to the Knowledge of the Company, would reasonably be expected to give rise to a claim against the Company or any Company Subsidiary, subject in each case only to returns of Products in the ordinary course of business. Part II of Section 3.22 of the Company Disclosure Letter sets forth all of the material terms and conditions of any written guaranty, warranty and indemnity of the Company and the Company Subsidiaries in connection with Products manufactured, assembled, produced, distributed, serviced or sold, or services provided, by the Company or any Company Subsidiary.
          Section 3.23. Books and Records; Bank Accounts. The minute books and stock record books of the Company and CSC covering the period from May 3, 2004 through the date hereof, all of which have been made available to Parent, are complete and correct in all material respects, and contain accurate records of each meeting held of, and corporate action taken by, the shareholders, the Boards of Directors, and committees of the Boards of Directors of the Company or CSC, as the case may be, and, to the Knowledge of the Company, no meeting of any such shareholders, Board of Directors, or committee of the Company or CSC, as the case may be, has been held since May 3, 2004 for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company. Section 3.23 of the Company Disclosure Letter sets forth the name of each bank in which the Company or any Company Subsidiary has an account or safe deposit box, the identifying numbers or symbols thereof and the names of all persons authorized to draw thereon or to have access thereto.
          Section 3.24. Transactions with Stockholders and Affiliates. Except as set forth in Section 3.24 of the Company Disclosure Letter, no Stockholder or any of such Stockholder’s Affiliates: (i) has borrowed money from or loaned money to the Company or any Company Subsidiary which remains outstanding; (ii) is a party to or has any material interest in any Material Contracts or other arrangements relating to the business of the Company and the Subsidiaries to which the Company or any Subsidiary is a party or to which the Company or any Subsidiary or any assets used in their business may be subject; or (iii) has any material interest in any material property, real or personal, tangible or intangible, used in the business of the

Company and the Subsidiaries, except, in each case for the rights of that Stockholder as a Stockholder.
          Section 3.25. Accounts Receivable. All accounts receivable shown on the Unaudited Balance Sheet represent sales actually made or services actually performed in the ordinary course of business in bona fide transactions and, at the time of rendering the invoice therefor, were not subject to any defenses, counterclaims, preference claims or rights of setoff other than those arising in the ordinary course of business.
          Section 3.26. Exclusivity of Representations. The representations and warranties made by the Company in this Article III are the exclusive representations and warranties made by the Company with respect to the Company and the Company Subsidiaries, including the assets of each of them. The Company hereby disclaims any other express or implied representations or warranties with respect to itself or any of the Company Subsidiaries. Except as expressly set forth herein, the condition of the assets of the Company or any of the Company Subsidiaries shall be “as is” and “where is.” The Company is not, directly or indirectly, making any representations or warranties regarding any financial projections (including any information purporting to give pro forma effect to the transactions contemplated hereby) or any other forward-looking statements of the Company or any of the Company Subsidiaries.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
          Parent and Merger Sub jointly and severally represent and warrant to the Company on the date hereof as follows:
          Section 4.1. Due Organization, Good Standing and Corporate Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing (or the equivalent thereof) under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed and in good standing does not have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Sub. All of the issued and outstanding capital stock of Merger Sub is owned directly by Parent free and clear of any Liens of any kind. Each of Parent and Merger Sub has delivered prior to the date hereof to the Company complete and correct copies of its certificate of incorporation and bylaws, in each case, as amended and in full force and effect as of the date hereof. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or bylaws.
          Section 4.2. Authorization; Noncontravention. Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and (subject to the approval of the sole shareholder of Merger Sub, a Subsidiary of Parent, as required by the DGCL and as described in Section 5.18(b)), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by each of them of the transactions contemplated hereby have been duly authorized and approved by the board of directors of Merger Sub. No other corporate action on the part of either of Parent or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated hereby (other than the filing of the appropriate merger documents as required by the DGCL and the approval of a Subsidiary of Parent, as the sole stockholder of Merger Sub, as described in Section 5.18(b)). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming that this Agreement constitutes a valid and binding obligation of the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally, and by general equitable principles. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement will not, (a) conflict with any of the provisions of the certificate or articles of incorporation or bylaws (or comparable documents) of Parent or Merger Sub, in each case as amended to the date of this Agreement, (b) conflict with, result in a breach of or default under (with or without notice or lapse of time, or both) any material contract, agreement, indenture, mortgage, deed of trust, lease or other instrument to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective assets is bound or subject (except for any breach or violation that would not have a Material Adverse Effect on Parent or Merger Sub) or (c) subject to the consents, approvals, authorizations, declarations, filings and notices referred to in Section 4.3, materially contravene any domestic or foreign Law or any Order currently in effect.
          Section 4.3. Governmental Consents and Approvals. Assuming all filings required under the Antitrust Laws are made and any waiting periods thereunder have been terminated or expired, no Consent of, or Filing with, any Governmental Entity which has not been received or made, is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub, as the case may be, of the transactions contemplated by this Agreement, except for the filing of the Certificate of Merger and any other Consents or Filings which, if not made or obtained, would not, individually or in the aggregate, be material to Parent or Merger Sub.
          Section 4.4. Broker’s or Finder’s Fee. No agent, broker, Person or firm acting on behalf of Parent or Merger Sub is or shall be entitled to any fee, commission or broker’s or finder’s fees in connection with this Agreement or any of the transactions contemplated hereby from any of the other parties hereto or from any Affiliate of the other parties hereto.
          Section 4.5. Merger Sub’s Operations. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with such transactions.
          Section 4.6. Funds. Parent and Merger Sub collectively have, or shall have at the Closing, cash on hand in an aggregate amount sufficient to enable Parent and Merger Sub to timely perform their obligations hereunder, including to (a) pay in full all amounts payable by Parent pursuant to Section 2.7 and Section 2.8; (b) pay in full all fees, costs and expenses payable by Parent and Merger Sub in connection with this Agreement and the consummation of the transactions contemplated hereby; and (c) provide for the working capital needs of the Company and the Company Subsidiaries following the consummation of the transactions contemplated hereby.
          Section 4.7. Litigation. There is no action, suit, proceeding at law or in equity, or any arbitration or any administrative or other proceeding by or before any Governmental Entity pending or, to the Knowledge of Parent, threatened, against or affecting Parent or Merger Sub, or any of their respective properties or rights which would have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Sub.
          Section 4.8. Contact with Customers and Suppliers. Except as previously disclosed by Parent to the Company prior to the date hereof, none of Parent, Merger Sub or any of their respective employees, agents, representatives, financing sources or Affiliates has, prior to the date hereof, directly or indirectly contacted any officer, director, employee, shareholder, franchise, supplier, distributor, customer or other material business relation of the Company or any of the Company Subsidiaries for the purposes of discussing the Company or any of the Company Subsidiaries in connection with the transactions contemplated hereby.
          Section 4.9. Investment Intent. (a) Parent is acquiring the equity capital of the Company for its own account, for investment purposes only and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributions or selling such equity capital, in violation of the federal securities Laws or any applicable foreign or state securities Law.
          (b) Parent qualifies as an “accredited investor,” as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.
          (c) Parent understands that the acquisition of the equity capital of the Company to be acquired by it pursuant to the terms of this Agreement involves substantial risk. Parent and its officers have experience as an investor in securities and equity interests of companies such as the ones being transferred pursuant to this Agreement, and Parent can bear the economic risk of its investment (which may be for an indefinite period) and has such knowledge and experience in financial or business matters that Parent is capable of evaluating the merits and risks of its investment pursuant to the transactions contemplated hereby.
          (d) Parent understands that the equity securities of the Surviving Corporation have not been registered under the Securities Act. Parent acknowledges that such securities may not be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other provision of applicable state securities Laws or pursuant to an applicable exemption therefrom.
          Section 4.10. Accounting Principles. Parent and Merger Sub acknowledge, solely for purposes of Sections 2.7 and 2.8 hereof, that they have fully reviewed, and hereby accept, the historical accounting principles, methodologies and judgments of the Company.

          Section 4.11. Investigation by Parent and Merger Sub; Company’s Liability. Parent and Merger Sub have conducted their own independent investigation, verification, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology and prospects of the Company and the Company Subsidiaries, which investigation, review and analysis was conducted by Parent, Merger Sub and their respective Affiliates and, to the extent Parent and Merger Sub deemed appropriate, by Parent and Merger Sub’s respective representatives. Each of Parent and Merger Sub acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Company and the Company Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Company or any of the Company’s representatives (except the specific representations and warranties of the Company set forth in this Agreement). Parent and Merger Sub acknowledge and agree that, in connection with Parent and Merger Sub’s investigation of the Company, Parent and Merger Sub have received from or on behalf of the Company certain projections, including projected statements of operating revenues and income from operations of the Company and the Company Subsidiaries for the fiscal year ending December 31, 2006 and for subsequent fiscal years and certain business plan information for such fiscal year and succeeding fiscal years, including a presentation memo and synergies sheet. Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such projections and other forecasts, estimates and plans, that they are taking full responsibility for making their own independent evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections and forecasts). Accordingly, the Company makes no representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts).
          Section 4.12. Exclusivity of Representations. The representations and warranties made by Parent and Merger Sub in this Article IV are the exclusive representations and warranties made by Parent and Merger Sub. Each of Parent and Merger Sub hereby disclaims any other express or implied representations or warranties with respect to itself.
ARTICLE V
COVENANTS
          Section 5.1. Access to Information Concerning Properties and Records. (a) During the period commencing on the date hereof and ending on the earlier of (i) the Closing Date and (ii) the date on which this Agreement is terminated pursuant to Section 7.1, the Company shall, and shall cause each of the Company Subsidiaries to, upon reasonable notice, afford Parent and Merger Sub and their respective employees, counsel, accountants, consultants, financing sources and other authorized representatives, reasonable access during normal business hours to the officers, directors, employees, accountants, properties, books and records of the Company and the Company Subsidiaries and, during such period, the Company shall furnish promptly to Parent and Merger Sub such information concerning its or the Company Subsidiaries’ business, properties and personnel as Parent and Merger Sub may reasonably request; provided that the Company may restrict the foregoing access to the extent that in the reasonable judgment of the Company, any Law applicable to the Company requires it or the Company Subsidiaries to restrict access to any of its business, properties, information or personnel; provided, further, that such access shall not unreasonably disrupt the operations of the Company or any of the Company Subsidiaries. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to provide any information or access that it reasonably believes could violate applicable Law, including Antitrust Laws, rules or regulations or the terms of any confidentiality agreement or cause forfeiture of attorney/client privilege.
          (b) Nothing contained in this Agreement shall be construed to give to Parent or Merger Sub, directly or indirectly, rights to control or direct the Company’s or the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and the Company Subsidiaries’ operations.
          (c) Parent and Merger Sub hereby agree that they are not authorized to and shall not (and shall not permit any of their respective employees, counsel, accountants, consultants, financing sources and other authorized representatives to) contact any competitor, supplier, distributor, or customer of the Company or any Company Subsidiary prior to the Closing, provided, however, that the foregoing shall not restrict Parent or Merger Sub from contacting any supplier, distributor or customer of the Company or any Company Subsidiary that is also a supplier, distributor or customer, as applicable, of Parent or its Subsidiaries, in the ordinary course of business, (i) if such contact does not relate to the Company, any Company Subsidiary or the transactions contemplated hereby and (ii) if such contact relates to the Company, the Company Subsidiaries or the transactions contemplated hereby, so long as such contact is in accordance with the procedures set forth in Section 5.1(c) of the Company Disclosure Letter.
          (d) After the Closing, Parent and the Surviving Corporation shall provide the Stockholders’ Representative and each Equity Holder listed in Section 5.1(d) of the Company Disclosure Letter, and their representatives with reasonable access during normal business hours to the books and records of the Surviving Corporation and its Subsidiaries and the employees of the Surviving Corporation and its Subsidiaries for the purpose of complying with any Law or Order or cooperating with any investigation by any Governmental Entity or in defending against any claim by any third party (but, for the avoidance of doubt, not including any claim by Parent or Merger Sub), in each case as the Stockholders’ Representative or such Equity Holders may reasonably request, and Parent and the Surviving Corporation shall furnish such information concerning the Surviving Corporation or its Subsidiaries, at the Stockholders’ Representatives’ or such requesting Equity Holder’s cost and expense, as the Stockholders’ Representative or such Equity Holders may reasonably request to the extent the same relates to any period prior to the Closing.
          Section 5.2. Confidentiality. Information obtained by Parent, Merger Sub and their respective employees, counsel, accountants, consultants, financing sources and other authorized representatives pursuant to Section 5.1 shall be subject to the provisions of the Confidentiality Agreement by and between the Company and Parent, dated May 8, 2006 (the

“Confidentiality Agreement”). The terms of the Confidentiality Agreement shall survive the termination of this Agreement and continue in full force and effect thereafter and the Confidentiality Agreement shall not be modified, waived or amended without the written consent of the Company.
          Section 5.3. Conduct of the Business of the Company Pending the Closing Date. The Company agrees that, except as set forth in Section 5.3 of the Company Disclosure Letter or as expressly permitted or required by this Agreement, during the period commencing on the date hereof and ending at the earlier of (x) the Effective Time and (y) termination of this Agreement pursuant to Section 7.1:
          (a) the Company and each of the Company Subsidiaries shall conduct their respective operations in all material respects only in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use their commercially reasonable efforts to preserve intact their respective business organizations, keep available the services of their current officers and senior management and preserve its present relationships with any Person having significant business relationships with the Company or any such Company Subsidiary; and
          (b) neither the Company nor any of the Company Subsidiaries shall effect any of the following without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):
          (i) make any change in or amendment to its certificate of incorporation or its by-laws (or comparable governing documents);
          (ii) issue or sell, or authorize to issue or sell, any shares of its capital stock or any other ownership interests, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any arrangement or Contract with respect to the issuance or sale of, any shares of its capital stock or any other ownership interests except for the issuance by the Company of Common Shares or Preferred Shares, as applicable, pursuant to the terms of any Options or Warrants, and except as contemplated by Section 5.21;
          (iii) split, combine, redeem or reclassify, or purchase or otherwise acquire, any             shares of its capital stock or its other securities, except for the acquisition of Options or Warrants from holders of Options or Warrants in connection with a “cashless exercise” thereof;
          (iv) sell, lease or otherwise dispose of any of its properties or assets that are material to its business other than Inventory in the ordinary course of business;
          (v) amend in any material respect or terminate (other than in accordance with its terms) any Material Contract or enter into a Contract which, had it been entered into prior to the date hereof, would have been a Material Contract;
          (vi) (A) incur any Indebtedness, other than short-term Indebtedness or letters of credit incurred in the ordinary course of business or borrowings under existing credit facilities set forth in Section 3.15 of the Company Disclosure Letter or (B) make any loans or advances to any other Person, other than routine advances to employees consistent with past practice;
          (vii) grant or agree to grant to any officer of the Company or any of the Company Subsidiaries any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing Employee Benefit Plans, except (A) as may be required under applicable Law, (B) pursuant to the Employee Benefit Plans or collective bargaining agreements of the Company or any of the Company Subsidiaries in effect on the date hereof or (C) pursuant to employment, retention, change-of-control or similar type agreements existing as of the date hereof;
          (viii) make any material tax election not required by Law or settle or compromise any material Tax liability;
          (ix) (A) waive any rights of substantial value or (B) cancel or forgive any material Indebtedness owed to the Company or any of the Company Subsidiaries, other than Indebtedness of the Company to a wholly owned Subsidiary of the Company or Indebtedness for borrowed money of a wholly owned Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company;
          (x) except as may be required by any Governmental Entity or under GAAP, make any change in its methods, principles and practices of accounting, including tax accounting policies and procedures;
          (xi) sell, transfer, assign, license, dispose of, or abandon, or fail to take commercially reasonable steps to maintain or prosecute, any Intellectual Property of the Company or any Company Subsidiary or any registration or pending application therefor;
          (xii) incur or commit to any capital expenditures which are not part of the capital expenditure budget of the Company for the 2006 fiscal year in any amount greater than $50,000 in respect of any individual capital expenditure or $150,000 in the aggregate;
          (xiii) make any dividend or other distribution to any Equity Holder of any amounts received by or payable to the Company pursuant to (i) Sections 3.4 or 3.5 of the Asset Purchase Agreement, dated as of March 3, 2006, among Calvert Wire & Cable Corporation, Brian F. Coughlin, the Company, CSC and Calvert and/or (ii) Section 2.4 of the Stock Purchase Agreement, dated as of May 5, 2006, among the Company, River Associates Investments, LLC, Liberty and each of the other parties thereto; or
          (xiv) authorize any of, or commit or agree to take any of, the foregoing actions in respect of which it is restricted by the provisions of this Section 5.3.
          (c) Notwithstanding anything to the contrary contained herein, the Company and the Company Subsidiaries shall, at or prior to the Closing, cash-out, settle, unwind or otherwise terminate any interest rate swap, cap or collar agreement or similar agreement or arrangement designed to alter the risks arising from fluctuations in interest rates.
          Section 5.4. Supplemental Information.
          (a) If, at any time prior to the Closing, any of the individuals listed in Section 1.5(a) of the Company Disclosure Letter obtains actual knowledge that any of the representations and warranties of the Company contained in Article III hereof was breached as of the date hereof, the Company shall deliver to Parent a written amendment to the Company Disclosure Letter setting forth such information as may be necessary in order that each such representation and warranty, as qualified by the Company Disclosure Letter and by the additional information contained in such amendment to the Company Disclosure Letter, is true in correct in all respects as of the date hereof.
          (b) From time to time prior to the Closing, the Company may, at its sole election, deliver to Parent a written amendment or modification of the Company Disclosure Letter to include any fact, circumstance or matter arising after the date hereof that, had it existed, occurred or been known at the date of this Agreement, would have been required to be disclosed to Parent or which would have rendered inaccurate any of the representations, warranties or statements set forth in Article III hereof.
          (c) Parent shall have five (5) Business Days following receipt of any amendment or modification to the Company Disclosure Letter pursuant to Section 5.4(a) or 5.4(b) to review the new information and facts so disclosed. In the event that such new information or facts would reasonably be expected to cause a failure of satisfaction of the condition contained in Section 6.2(b) had such information not been disclosed, Parent may deliver to the Company a notice setting forth in reasonable detail the basis for such conclusion and its election to terminate its obligations under this Agreement no later than 5:00 P.M. Eastern Time on the fifth (5th) Business Day following the date of such disclosure. In the event that Parent terminates this Agreement pursuant to this Section 5.4 and Section 7.1(d)(i), then, except in the event of fraud or willful breach of any covenant contained in this Agreement, such termination shall be Parent’s sole remedy for any breach of any representation, warranty, agreement or covenant contained herein that would have existed by reason of the Company not having supplemented or amended the Company Disclosure Letter.
          (d) In the event that Parent does not have the right to, or for any reason does not, terminate this Agreement pursuant to this Section 5.4, then, solely for purposes of Section 6.2 hereof and for determining whether any condition contained therein is satisfied but, for the avoidance of doubt, not for purposes of the indemnification provisions contained in Article VIII hereof, any revisions to the Company Disclosure Letter shall be deemed to amend and/or supplement the original Company Disclosure Letter and cure and correct any breach of any representation, warranty, agreement or covenant contained herein which would have existed by reason of the Company not having amended or modified the Company Disclosure Letter.
          Section 5.5. Commercially Reasonable Efforts. Except as otherwise set forth in Section 5.7 and Section 7.1(b)(i), subject to the terms and conditions set forth herein, and to applicable Law, each of the Company, Parent and Merger Sub shall cooperate and use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including the satisfaction of the respective conditions set forth in Article VI.
          Section 5.6. Exclusive Dealing. (a) During the period from the date of this Agreement until the earlier of (i) the date this Agreement is terminated in accordance with its terms and (ii) the Closing Date, the Company shall not, and shall cause its Affiliates and its and their respective officers, directors, employees, agents, representatives, consultants, financial advisors, attorneys, accountants and other agents to refrain from taking any action to, directly or indirectly, encourage, initiate, solicit or engage in discussions or negotiations with, or provide any information to, any Person, other than Parent or Merger Sub (and their Affiliates and representatives), concerning any purchase of any capital stock or all or any material assets of the Company or any of the Company Subsidiaries (other than in connection with the exercise of any Options or any Warrants outstanding on the date hereof) or any merger, recapitalization or similar transaction involving the Company or any of the Company Subsidiaries.
          (b) Immediately following the execution of this Agreement, the Stockholders’ Representative and the Company shall, and shall cause each of the Company Subsidiaries, and each of its and their respective officers, directors, employees, agents, representatives, consultants, financial advisors, attorneys, accountants and other agents to terminate any existing discussions or negotiations with any Persons, other than Parent or Merger Sub (and their respective Affiliates and representatives), concerning any purchase of any capital stock or all or any material asset of the Company or any of the Company Subsidiaries (other than in connection with the exercise of any Options or Warrants outstanding on the date hereof) or any merger, recapitalization or similar transaction involving the Company or any of the Company Subsidiaries.
          Section 5.7. Antitrust Laws. (a) Each Party shall (i) take promptly all actions necessary to make the filings required of it or any of its Affiliates under any applicable Antitrust Laws in connection with this Agreement and the transactions contemplated hereby, including, filing the Notification and Report Form required under the HSR Act with respect to the Merger with the Antitrust Division of the Department of Justice and the Federal Trade Commission no later than the second (2nd) Business Day following the date hereof and the Parties shall request early termination of the waiting period under the HSR Act in their respective notification and report forms, (ii) comply at the earliest practicable date with any formal or informal request for additional information or documentary material received by it or its Affiliates from any Antitrust Authority and (iii) cooperate with one another in connection with any filing under applicable Antitrust Laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement initiated by any Antitrust Authority.
          (b) Parent shall be responsible for the payment of all filing fees under any applicable Antitrust Laws.
          (c) Each Party shall use its commercially reasonable efforts (which shall include litigation) to resolve such objections, if any, as may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law. Without limiting the generality of the foregoing, in the context of this Section 5.7, “commercially reasonable efforts” shall include:
          (i) in the case of each of Parent and the Company, if Parent and/or the Company receives a formal request for additional information or documentary material from an Antitrust Authority, substantially complying with such formal request as soon as reasonably practicable, and promptly upon any filing, Parent or the Company, as the case may be, shall provide the other Party a complete copy of any filing with any Antitrust Authority (subject to redaction of any material not reasonably needed by the other Party or disclosure of which is prohibited by Antitrust Laws) and each of Parent and the Company shall promptly respond to any request from the other for information or documentation reasonably requested by the other Party in connection with the development and implementation of a strategy and negotiating positions with any Antitrust Authorities; provided that access to any such filing, information or documentation will, at such Party’s request, be restricted to such other parties, outside counsel and economists or advisers retained by such counsel;
          (ii) in the case of the Company only, subject to Parent’s compliance with clause (i) above, not frustrating or impeding Parent’s strategy or negotiating positions with any Antitrust Authority;
          (iii) in the case of Parent only, at its sole cost, in the event any Antitrust Authority initiates a proceeding before any Governmental or Regulatory Authority seeking to restrain, enjoin or prohibit the consummation of the transactions contemplated by this Agreement, using its commercially reasonable efforts to prevent the entry of any order restraining, enjoining or prohibiting such transactions, including by retaining all appropriate expert witnesses and consultants; provided that the Company shall be permitted to participate in all aspects of the defense of such proceedings and Parent shall use its best efforts to prevail in the litigation. Parent shall be responsible for the payment of its own expenses, including legal fees and expenses, in seeking to prevent the entry of any such order; and
          (iv) in the case of Parent only, not agreeing with any Antitrust Authority to delay the Closing, and not agreeing to provide advance notice of the Closing, to any Antitrust Authority, in each case, without the consent of the Company, which consent shall not be unreasonably withheld.
          (d) Each Party shall promptly inform the other Parties of any material communication made to, or received by such Party from, any Antitrust Authority or any other Governmental or Regulatory Authority regarding any of the transactions contemplated hereby.
          (e) Parent shall be responsible for the payment of the Company’s expenses incurred after the date hereof in connection with obtaining the approval of any Antitrust Authority, including legal fees and expenses, in substantially complying with any formal request for additional information or documentary material from any Antitrust Authority (including in connection with any “second request” with respect to obtaining approval of the transactions contemplated hereby under the HSR Act) and in connection with any litigation with respect thereto.
          Section 5.8. Other Consents. Subject to the terms and conditions contained herein and except as otherwise set forth in Section 5.7 and Section 7.1(b)(i), each of Parent and the Company shall, and shall cause their respective Subsidiaries to, cooperate and use their respective commercially reasonable efforts (which, for the avoidance of doubt, shall not require the expenditure of any funds other than filing fees or similar amounts in connection with obtaining required Consents from any Governmental Entity) to (a) make, or cause to be made, all filings or notifications necessary, proper or advisable under applicable Law (each, a “Filing” and, collectively, the “Filings”) and (b) obtain, prior to the Closing Date, all Consents of any Governmental Entity or any other third party set forth in Section 3.2 and 3.4 of the Company Disclosure Letter.
          Section 5.9. Employee Benefits. (a) For at least one (1) year following the Effective Time, the Surviving Corporation shall provide or cause to be provided to all current and former employees of the Company or any of the Company Subsidiaries (the “Company Employees”) (i) a salary or wage level and bonus opportunity at least equal to the salary or wage level and bonus opportunity to which they were entitled immediately prior to the Effective Time and (ii) benefits, perquisites and other terms and conditions of employment that are at least equivalent to the benefits, perquisites and other terms and conditions that they were entitled to receive immediately prior to the Effective Time (including benefits pursuant to qualified and non-qualified retirement and savings plans, medical, dental and pharmaceutical plans and programs, severance plans and policies, deferred compensation arrangements and equity-based and incentive compensation plans). Notwithstanding the foregoing sentence (but not in limitation thereof), following the Effective Time, the Surviving Corporation may terminate or cause to be terminated the employment of any Company Employee subject to the payment and satisfaction of severance benefits, and other entitlements of such Company Employee in connection with such termination and/or under any applicable employment agreement.
          (b) Without limiting the generality of the foregoing, (i) the Surviving Corporation shall keep or cause to keep in effect for at least one (1) year following the Effective Time severance and retention plans, practices and policies applicable to Company Employees on the date hereof that are not less favorable than such plans, practices and policies in effect immediately prior to the date hereof with respect to such Company Employees, (ii) the Surviving Corporation shall ensure that all Company Employees who are currently expected to receive bonuses for the current fiscal year receive annual bonuses at least equal to the bonuses to which such employees would be entitled under the applicable bonus arrangements of the Company or the applicable Company Subsidiary as of the date hereof (whether or not their employment is terminated after the Effective Date), and shall maintain in effect the Company’s current bonus plan (including with respect to opportunity amounts) through the end of fiscal 2007, and (iii) following the Effective Time, the Surviving Corporation shall, or shall cause its Subsidiaries to, ensure that the deferred compensation plans of the Company or the Company Subsidiaries are not amended or terminated in any manner that would adversely affect any participant in such plan as of the date hereof.

          (c) Following the Effective Time, the Surviving Corporation shall ensure, or cause to ensure, that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any Company Employees or their dependents or beneficiaries under any welfare benefit plans in which such employees may be eligible to participate, except to the extent any such provisions are in effect under any welfare benefit plans covering the Company Employees immediately prior to the Effective Time; provided that any costs or expenses incurred by Company Employees (and their dependents or beneficiaries) up to (and including) the Effective Time shall be taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such welfare benefit plans; provided, further, that Company Employees provide the Surviving Corporation with an explanation of benefits showing such information.
          (d) With respect to each employee benefit plan, policy or practice, including severance, vacation and paid time off plans, policies or practices, sponsored or maintained by the Surviving Corporation or its Affiliates, the Surviving Corporation shall grant, or cause to be granted to, all Company Employees from and after the Effective Time credit for all service with the Company or any of the Company Subsidiaries, and their respective predecessors, prior to the Effective Time for all purposes (including eligibility to participate, vesting credit, eligibility to commence benefits, benefit accrual, early retirement subsidies and severance but excluding any discretionary matching contribution to Parent’s 401(k) plan); provided that no such recognition of service shall result in any duplication of benefits or cause the Company Employees to be eligible to participate in any frozen plan or other plan not available to similarly situated newly hired employees of the Surviving Corporation, or apply for any purpose with respect to any stock option plan or for purposes of accruing benefits under any defined benefit plan.
          (e) At least five Business Days prior to the Closing, the Company shall conduct and complete a drug screen and work related background check for each employee of the Company and the Company Subsidiaries listed in Section 5.9(e) of the Company Disclosure Letter as a condition of continuing employment, which drug screen and background check shall be substantially similar to the drug screen and background check currently required (including use of service providers) and used by Parent for its employees as a condition of employment. Prior to the Closing, the Company and the Company Subsidiaries shall terminate those employees who fail to pass such drug screen or background check, unless directed by Parent not to terminate any such employee. Any severance costs associated with any such termination shall be borne by the Company prior to the Closing (or, if such severance occurs after the Closing, shall be borne by the Equity Holders, and the Parties shall submit a joint written instruction to the Escrow Agent instructing the Escrow Agent to disburse the amount of such costs, if any, to Parent from funds on deposit in the Indemnity Escrow Account).
          (f) The Company shall take, or cause the plan sponsor to take, all necessary corporate actions to terminate the Communications Supply Corporation Performance Profit Sharing Plan (the “CSC 401(k) Plan”) prior to the Closing Date. Following Parent’s receipt of a letter of determination from the Internal Revenue Service in connection with such termination, the current Company employees shall be permitted to make direct rollovers of their account balances, other than any outstanding loan balances, under the CSC 401(k) Plan to Parent’s 401(k) plan.
          Section 5.10. Indemnity. (a) Parent and Merger Sub agree to cause the Surviving Corporation to ensure, and the Surviving Corporation immediately following the Closing agrees to ensure, that all rights to indemnification now existing in favor of any individual who, at or prior to the Effective Time, was a director, officer, employee or agent of the Company or any of the Company Subsidiaries or who, at the request of the Company or any of the Company Subsidiaries, served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, with such individual’s heirs, executors or administrators, the “Indemnified Persons”) as provided in the respective charters, bylaws and indemnification agreements to which the Company or any of the Company Subsidiaries is a party, shall survive the Merger and shall continue in full force and effect for a period of not less than six (6) years from the Effective Time and indemnification agreements and the provisions with respect to indemnification and limitations on liability set forth in such charters and bylaws shall not be amended, repealed or otherwise modified; provided that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims.
          (b) Parent hereby acknowledges and agrees that the Stockholders’ Representative may obtain a separate “run off” coverage under a directors’ and officers’ liability insurance policy covering those Persons who are covered on the date of this Agreement by any directors’ and officers’ liability insurance policies of the Company (it being understood that the Surviving Corporation shall have the sole right to exercise the “run off” coverage option under the Company’s existing directors’ and officers’ liability insurance policy.
          (c) Notwithstanding any other provisions hereof, the obligations of Parent and the Surviving Corporation contained in this Section 5.10 shall be binding upon the successors and assigns of Parent and the Surviving Corporation. In the event Parent or the Surviving Corporation, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties or assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, honor the indemnification obligations set forth in this Section 5.10.
          (d) The obligations of Parent and the Surviving Corporation under this Section 5.10 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Indemnified Person to whom this Section 5.10 applies without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons to whom this Section 5.10 applies shall be third-party beneficiaries of this Section 5.10, each of whom may enforce the provisions of this Section 5.10).
          Section 5.11. Public Announcements. Before issuing any press release with respect to this Agreement or the transactions contemplated hereby, each Party intending to issue such press release shall (i) consult with each other Party before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this

Agreement, (ii) provide to the other Part(ies) for review a copy of any such press release or public statement and (iii) not issue any such press release or make any such public statement prior to such consultation and review and the receipt of the prior consent of the other Parties (such consent not to be unreasonably withheld or denied), unless required by, or reasonably advisable under, applicable Law or the rules of any stock exchange. From and after the Closing, the Stockholders’ Representative shall be permitted to issue press releases and make public statements with respect to the transactions contemplated by this Agreement in connection with marketing and other similar activities in the ordinary course of its business.
          Section 5.12. Notification of Certain Matters. Parent shall use its commercially reasonable efforts to promptly notify the Company of the occurrence or non-occurrence of any fact or event which would be reasonably likely to cause any condition set forth in Article VI not to be satisfied; provided that no such notification, nor the obligation to make such notification, shall affect the representations, warranties or covenants of Parent or Merger Sub or the conditions to the obligations of the Company hereunder.
          Section 5.13. Intralinks Database. On or before the Closing Date, the Company shall provide to Parent, in electronic format, a true and complete copy of the information pertaining to the business of the Company that has been made available on the Intralinks database website.
          Section 5.14. Certain Transactions. Without limiting the generality of Section 5.5, Parent shall not, and shall cause its Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to (a) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any Consents of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period, (b) significantly increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated hereby, (c) significantly increase the risk of not being able to remove any such Order on appeal or otherwise or (d) materially delay or prevent the consummation of the transactions contemplated hereby.
          Section 5.15. Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
          Section 5.16. Transfer Taxes. Each of Parent and the Company shall pay one-half of all stamp, transfer, documentary, sales and use, value added, registration and other such taxes and fees (including any penalties and interest) incurred in connection with this Agreement or any other transaction contemplated hereby (collectively, the “Transfer Taxes”) at the Closing. For the avoidance of doubt, the Company’s one-half of such Transfer Taxes is included in the definition of Transaction Expenses Amount.

          Section 5.17. Preservation of Records. For a period of seven (7) years after the Closing Date or such other period required by applicable Law, Parent shall preserve and retain all corporate, accounting, legal, auditing, human resources and other books and records of the Surviving Corporation and each of its Subsidiaries (including any documents relating to any governmental or non-governmental claims, actions, suits, proceedings or investigations) relating to the conduct of the business and operations of the Surviving Corporation and its Subsidiaries prior to the Closing Date. Notwithstanding the foregoing, during such seven-year period, Parent may dispose of any such books and records which are offered to, but not accepted by, the Stockholders’ Representative. The provisions of this Section 5.17 shall cease to apply in the event of a sale or disposition of the Surviving Corporation or any of its Subsidiaries by Parent; provided, however, that Parent shall cause the subsequent owner(s) of such entity to assume the obligations of Parent set forth in this Section 5.17.
          Section 5.18. Stockholder Matters. (a) Contemporaneously with the execution and delivery of this Agreement and as a condition to Parent’s and Merger Sub’s willingness to enter into this Agreement, the Company has caused each of the Stockholders to execute and deliver to the Company a written consent, a copy of which is attached hereto in Section 5.18(a) of the Company Disclosure Letter, consenting to the adoption and approval of this Agreement and the Merger, and the Company shall take such other actions as may be required in accordance with the DGCL and its certificate of incorporation and bylaws to effectuate the approval and adoption of this Agreement and the Merger by the Stockholders.
          (b) Contemporaneously with the execution and delivery of this Agreement and as a condition to the Company’s willingness to enter into this Agreement, Parent has caused the sole stockholder of Merger Sub to execute and deliver to Merger Sub a written consent, a copy of which is attached hereto as Schedule 5.18(b), consenting to the adoption and approval of this Agreement and the Merger, and Merger Sub shall take such other actions as may be required in accordance with the DGCL and its certificate of incorporation and bylaws to effectuate the approval and adoption of this Agreement and the Merger by Parent.
          Section 5.19. Transaction Tax Benefit. (a) To the extent that Parent, the Company, any Company Subsidiary or the Surviving Corporation “actually realizes” (as defined below) a Transaction Tax Benefit, including through receipt of a Tax refund, whether pursuant to a carryback of net operating loss or otherwise, Parent, the Company or such Company Subsidiary shall pay such Transaction Tax Benefit to the Stockholders’ Representative for distribution to the Equity Holders (in the same manner as the purchase price paid hereunder) promptly, and in any event within five (5) Business Days, after a Transaction Tax Benefit is “actually realized” (as defined below). For the avoidance of doubt, and without limiting the provisions contained in this Section 5.19, the Transaction Tax Benefit may be realized through a carryback of a net operating loss reported on a Return of the Company and/or the Company Subsidiaries in any taxable jurisdiction for a taxable year or period ending on the Closing Date (a “Stub Period”, and any net operating loss reported on a Return for a Stub Period, a “Stub Period NOL”) to prior taxable years or periods of the Company and/or the Company Subsidiaries, and any such amount shall be for the account of the Equity Holders, as described in this Section 5.19(a). To avoid circularity in the definition of Transaction Tax Benefit, the amount of a Transaction Tax Benefit currently being determined shall not be considered in clause (i)(C) of the definition of

Transaction Tax Benefit but shall be considered in subsequent determinations of Transaction Tax Benefit.
     (b) For purposes of this Section 5.19, (x) the Transaction Tax Benefit shall be “actually realized” at the earliest of (i) the time any refund of Taxes that results from a Transaction Tax Benefit is actually received or applied against other Taxes, (ii) the time of the filing of a Return (including a Return relating to estimated Taxes) on which deductions giving rise to a Transaction Tax Benefit are claimed, to the extent that the deductions reduce the amount of Taxes that would otherwise be payable and (iii) the time a deduction for a Stub Period NOL is applied to reduce the amount of Taxes that would otherwise be payable. The amount realized shall be determined on the basis of a “with and without” calculation of the Taxes due in connection with the applicable Return.
     (c) Parent and the Stockholders’ Representative agree that (i) as a result of the Merger, the taxable year of the Company and the Company Subsidiaries shall end as of the close of business on the Closing Date for U.S. federal income tax purposes, (ii) any deductions that accrue on the Closing Date that result in a Transaction Tax Benefit shall be reported on the U.S. Federal income tax Return filed by the Company and the Company Subsidiaries for the taxable year ending on the Closing Date (and thus the “next day” rule of Treasury Regulation Section 1.1502-76(b)(1)(ii)(B) shall not apply to treat such deductions as occurring on the day after the Closing Date), (iii) any items set forth in Section 5.19 of the Company Disclosure Letter shall, without limitation, be reported as deductible items for purposes of filing all Returns and (iv) any Returns prepared with respect to the Company and the Company Subsidiaries shall be prepared in a manner consistent with this Section 5.19(c).
     (d) If a Return of the Company or Company Subsidiary (filed or required to be filed for any taxable year or period beginning on or before the Closing Date) is originally filed or amended after the Closing Date, (i) the Equity Holders shall have no liability pursuant to Section 8.2 to the extent that such liability would not have arisen if (A) such originally filed Return (or any amendment to such originally filed Return) had been prepared consistent with past practices or (B) such amendment had not been filed (if the amendment relates to a Return originally filed on or prior to the Closing Date), and (ii) the Transaction Tax Benefit shall not be less than the amount that would have been paid (and shall not be paid at a date later than such Transaction Tax Benefit would have been paid) if (x) such originally filed Return (or amendment to such originally filed Return) had been prepared consistent with past practices or (y) the amendment had not been filed, (if the amendment relates to a Return originally filed on or prior to the Closing Date). The Stockholders’ Representative shall be given the opportunity to review and comment on any Returns of the Company and Company Subsidiaries for any taxable year or period beginning on or before the Closing Date (to the extent that the Equity Holders could, pursuant to Section 8.2, be liable for items set forth on such Returns or the amount of Transaction Tax Benefits could be affected by items on such Returns).
     (e) Parent, the Company and the Company Subsidiaries shall as promptly as practicable (as defined below) take or cause its Affiliates to take such appropriate steps to actually realize at the earliest possible time any Transaction Tax Benefit, including, without limitation, filing Returns for taxable years or periods in which a Transaction Tax Benefit would be realized as promptly as practicable and, to the extent practicable, filing for a “quickie refund”

as described in Section 6425 of the Code and the Treasury Regulations promulgated thereunder. For the avoidance of doubt, the obligation of Parent, the Company and/or the Company Subsidiaries to file a Tax return to claim the deductions described in Part I of Section 5.19 of the Company Disclosure Letter shall be absolute and unconditional. Upon payment of the Transaction Tax Benefit, Parent shall deliver to the Stockholders’ Representative a statement that sets forth the accounting of how the amount of the Transaction Tax Benefit was determined. Such statement shall have sufficient details for Stockholders’ Representative to evaluate whether the amount of the payment is correct. With regard to the Tax returns (other than for a “quickie refund”) to be filed by the Company and the Company Subsidiaries for the year ending on the Closing Date, “as promptly as practicable” shall mean that Parent shall use commercially reasonable efforts to file such Tax returns by the original due date for such Tax returns (not including any extensions).
     (f) In the event of any dispute over whether an item not set forth in Section 5.19 of the Company Disclosure Letter is deductible on any Return, such dispute shall be submitted to the Arbitrator, whose decision with respect to deductibility shall be final and binding. For the avoidance of doubt, the items set forth in Section 5.19 of the Company Disclosure Letter shall be treated as deductible and are not subject to the procedure set forth in this Section 5.19(f).
          Section 5.20. Leased Real Property. The Company shall use its commercially reasonable efforts (which, for the avoidance of doubt, shall not require any expenditure of funds, posting of additional security or granting of any other financial or contractual accommodation) to cause each landlord of Leased Real Property to enter into such access agreements, estoppels and similar customary arrangements as are reasonably requested by Parent’s lenders in respect of Parent’s inventory securitization facility.
          Section 5.21. Cooperation with Respect to 280G. Prior to the Closing, the Company, Parent and Merger Sub agree to cooperate to submit for approval by the Company’s stockholders, in accordance with the procedures and timetable and pursuant to the documentation mutually agreed by the Parties prior to the date hereof, certain payments that the Company, any of the Company Subsidiaries, Parent and/or Merger Sub are or may be obligated to make or pay that would be “parachute payments” (as defined in Code Section 280G(b)(2)).
          Section 5.22. Stockholders’ Representative. Parent and Merger Sub hereby acknowledge and agree that, in connection with any and all actions to be taken by the Equity Holders in connection with the transactions contemplated hereby, the Stockholders’ Representative has been appointed as the exclusive agent and attorney-in-fact of each Equity Holder pursuant to that certain Stockholders’ Representative Appointment and Indemnification Agreement dated the date hereof between the Stockholders’ Representative and each of the Equity Holders (the “Stockholders’ Representative Agreement”), with full power and authority to take any and all such actions on behalf of such Equity Holder (including to receive all notices for, and to take or omit to take all actions under this Agreement on behalf of the Equity Holders (including resolving any indemnity claim where the Equity Holders are the Indemnifying Party)), and Parent and Merger Sub shall accept any such actions or performance by the Stockholders’ Representative on behalf of any Equity Holder as the final, conclusive and binding action of such Equity Holder. Parent and the Surviving Corporation are entitled to rely on the actions of the Stockholders’ Representative as the action of each Equity Holder, and in the event the Stockholders’ Representative has received notice, or taken action, or consented to any action hereunder, no Equity Holder shall have any power or authority to object under any provision of this Agreement.
          Section 5.23. Assumption of Calvert Earnout. For purposes of Section 3.6(e) of that certain Asset Purchase Agreement, dated March 3, 2006 (the “Calvert Acquisition Agreement”), among Calvert Wire & Cable Corporation, Brian F. Coughlin, the Company, CSC and Calvert, Parent hereby assumes the earnout obligations of Calvert (formerly Calvert Acquisition Corp.) under Section 3.6 of the Calvert Acquisition Agreement.
          Section 5.24. Cooperation Regarding Accounts. Prior to the Closing, the Company shall cooperate with Parent and Merger Sub to change the authorized signatories with respect to each bank account of the Company and the Company Subsidiaries (including each of the accounts listed in Section 3.23 of the Company Disclosure Letter and any account in which deposits are held in respect of any employee benefit plan), with such changes to be effective as of the Closing.
ARTICLE VI
CONDITIONS PRECEDENT
          Section 6.1. Conditions to the Obligations of Each Party. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver by Parent, Merger Sub or the Company, as appropriate, at or before the Closing Date, of each of the following conditions:
          (a) Injunctions; Illegality. The consummation of the Merger shall not be restrained, enjoined or prohibited by any Order, nor shall there have been any Law enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents the consummation of the Merger or has the effect of making the Merger illegal.
          (b) Antitrust Laws; Similar Laws. Any waiting periods under the HSR Act with respect to the transactions contemplated by this Agreement shall have expired, been terminated, been made or been obtained.
          Section 6.2. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following further conditions:
          (a) Performance. All of the agreements and covenants of the Company to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.
          (b) Representations and Warranties. The representations and warranties of the Company contained in Article III (as such representations and warranties may be updated pursuant to Section 5.4, but disregarding for purposes of this Section 6.2(b) all qualifications and exceptions contained therein relating to “materiality” or “Material Adverse Effect”) shall be true and correct as of the Closing Date as if made at and as of such time (except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date), except for such failures to be true and correct that do not have or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.
          (c) Termination of Agreements. The (i) Stockholders Agreement, dated as of May 3, 2004 (as amended, supplemented or otherwise modified from time to time, the “Stockholders Agreement”) by and among the Company and the Stockholders signatory thereto and (ii) Management Agreement, dated as of May 3, 2004 (as amended, supplemented or otherwise modified from time to time, the “Management Agreement”), by and between CSC and the Stockholders’ Representative, shall, in each case, have been terminated (except with respect to any provisions thereof that expressly survive the termination of such Contracts; provided, however, that the Stockholders’ Representative shall not be entitled to seek indemnification pursuant to any such surviving provisions from the Company, Parent or the Surviving Corporation in respect of any matter with respect to which the Stockholders’ Representative is obligated to indemnify any Parent Indemnitee hereunder).
          (d) No Material Adverse Change. During the period from the date hereof to the Closing Date, there shall not have been any occurrence or any event that has had or would reasonably be expected to have a Material Adverse Effect.
          (e) Documents to be Delivered by the Company. The Company shall have delivered to Parent and Merger Sub the following documents, in each case duly executed or otherwise in proper form:
          (i) Compliance Certificate. a certificate signed by the Chief Executive Officer of the Company that each of the conditions contained in Sections 6.2(a) and (b) has been satisfied;
          (ii) Certified Resolutions. certified copies of the resolutions of the Board and the Stockholders authorizing and approving this Agreement and the consummation of the transactions contemplated by this Agreement;
          (iii) Escrow Agreement. the Escrow Agreement executed and delivered by the parties thereto (other than Parent and Merger Sub);
          (iv) Certificate of Incorporation; Bylaws. a copy of the certificate of incorporation of the Company certified by the Secretary of State of Delaware and a copy of the bylaws of Company certified by the secretary of the Company; and
          (v) Incumbency Certificate. incumbency certificate relating to each Person executing any document executed and delivered to Parent or Merger Sub by the Company pursuant to the terms hereof;
          (f) Non-Solicitation Agreement. The Stockholders Representative shall have executed and delivered a Non-Solicitation Agreement in the form attached hereto as Exhibit C.

          (g) Resignations. Each member of the Board of Directors of the Company and each Company Subsidiary identified in a written notice from Parent to the Stockholders’ Representative at least three (3) Business Days prior to the Closing Date shall have tendered his resignation from such position effective as of the Closing Date.
          (h) Lien Releases and Termination of Financing. The Company shall have provided evidence satisfactory to Parent and Merger Sub that the Closing Indebtedness shall have been paid in full and all Liens related thereto have been released and all related financing arrangements have been terminated (or the Surviving Corporation, Parent and/or its financing sources shall be authorized pursuant to the pay-off letters described in Section 6.2(i) to release such Liens and terminate such financing statements on behalf of the holders of the Closing Indebtedness).
          (i) Pay-off Letters. Each Person to whom any portion of the Closing Indebtedness or the Transaction Expense Amount is owing shall have delivered a customary pay-off letter in form and substance satisfactory to Parent.
          (j) Proceedings. No suit, action or other proceeding shall be pending against the Company or any Company Subsidiary before any Governmental Entity in which the consummation of the transactions contemplated hereby are sought to be restrained or enjoined unless, if adversely determined, such suit, action or other proceeding would not reasonably be expected to have a Material Adverse Effect on the Company.
          Section 6.3. Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of or waiver by the Company on or prior to the Closing Date of the following further conditions:
          (a) Performance. All of the agreements and covenants of Parent and Merger Sub to be performed prior to the Closing pursuant to this Agreement shall have been duly performed in all material respects.
          (b) Representations and Warranties. The representations and warranties of the Parent and Merger Sub contained in Article IV shall be true and correct in all respects at and as of the Closing Date as if made at and as of such time, except for such failures to be true and correct that do not have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Sub.
          (c) Compliance Certificate. A certificate signed by the Chief Financial Officers of the Parent and Merger Sub that each of the conditions contained in Sections 6.3(a) and (b) has been satisfied shall be delivered to the Company.
          (d) Proceedings. No suit, action or other proceeding shall be pending against Parent or Merger Sub before any Governmental Entity in which the consummation of the transactions contemplated hereby are sought to be restrained or enjoined unless, if adversely determined, such suit, action or proceeding would not reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub.

          Section 6.4. Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such Party’s failure to act in good faith or such Party’s failure to use its commercially reasonable efforts to cause the Closing to occur, as required by Section 5.5.
ARTICLE VII
TERMINATION AND ABANDONMENT
          Section 7.1. Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time:
          (a) by mutual consent of the Company and Parent;
          (b) by either Parent, on the one hand, or the Company, on the other hand, if:
          (i) any court or other Governmental Entity shall have issued, enacted, entered, promulgated or enforced any Law or Order (that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Merger and, in the case of any Order, such Order shall have become final and nonappealable; provided that the Party seeking to terminate pursuant to this Section 7.1(b)(i) shall have used its commercially reasonable efforts to challenge such Law or Order in accordance with Section 5.8; or
          (ii) the Effective Time shall not have occurred (other than as a result of the failure of any Party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or prior to November 9, 2006 (the “End Date”), unless the condition contained in Section 6.1(b) shall not have been satisfied prior to such date, in which case the End Date shall be February 15, 2007, or such later date as the Parties may mutually agree upon;
          (c) by the Company, if: (i) any of the representations and warranties of Parent and Merger Sub contained in this Agreement shall fail to be true and correct, or (ii) there shall be a breach by Parent or Merger Sub of any covenant or agreement of Parent or Merger Sub in this Agreement that, in each case of clauses (i) and (ii), (A) would result in the failure of a condition set forth in Section 6.3(a) or (b) and (B) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (x) the thirtieth (30th) day after written notice thereof is given by the Company to Parent and (y) the day that is three (3) Business Days prior to the End Date; provided that the Company may not terminate this Agreement pursuant to this Section 7.1(c) if the Company is in material breach of this Agreement; or
          (d) by Parent, if: (i) such termination is in accordance with Section 5.4, (ii) any of the representations and warranties of the Company contained in this Agreement shall fail to be true and correct, or (iii) there shall be a breach by the Company of any covenant or agreement of the Company in this Agreement that, in each case of clauses (ii) and (iii), (A) would result in the failure of a condition set forth in Section 6.2(a) or (b) and (B) which is not curable or, if curable, is not cured upon the occurrence of the earlier of (x) the thirtieth (30th) day after written notice thereof is given by Parent to the Company and (y) the day that is three (3) Business Days prior to the End Date; provided that Parent may not terminate this Agreement pursuant to this Section 7.1(d) if Parent or Merger Sub is in material breach of this Agreement.
          Section 7.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1 by Parent, on the one hand, or the Company, on the other hand, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be terminated and become void and have no effect, and there shall be no liability hereunder on the part of Parent, Merger Sub or the Company, except that Section 5.2, Section 5.7(e), Article IX and this Section 7.2 shall survive any termination of this Agreement. Nothing in this Section 7.2 shall relieve any Party of liability for fraud or willful or intentional breach of this Agreement. For the avoidance of doubt, the terms and conditions of the Confidentiality Agreement survive the termination of this Agreement for any reason in accordance with the terms thereof.
ARTICLE VIII
SURVIVAL; INDEMNIFICATION
          Section 8.1. Survival of Representations and Warranties. (a) Except in the case of fraud, the respective representations and warranties of the Company, Parent and Merger Sub contained in Articles III and IV shall survive the Merger until January 31, 2008. Covenants of each Party contained herein shall survive in accordance with the terms thereof; provided, however, that Parent shall not be entitled to assert any claim with respect to a breach of any covenant set forth in Section 5.3(b) after June 30, 2007 (except with respect to any such covenant that expressly contemplates performance after the Closing).
          (b) Neither the Parent nor the Equity Holders shall have any liability whatsoever with respect to any representation, warranty or covenant unless a claim is made hereunder prior to the expiration of the survival period set forth in Section 8.1(a), in which case such representation and warranty shall survive as to such claim until such claim has been finally resolved.
          Section 8.2. Indemnification by Equity Holders. Subject to the limitations set forth in this Article VIII, from and after the Closing Date, the Equity Holders shall cause to be indemnified (solely from funds on deposit in the Indemnity Escrow Account) the Parent, the Surviving Corporation and each of their respective officers, directors, representatives and affiliates (the “Parent Indemnitees”) and save and hold each of them harmless against any Losses incurred by them as a result of: (i) any failure of any representation or warranty made by the Company contained in Article III of this Agreement to be true and correct in all respects on and as of the Closing Date (disregarding all “materiality” and “Material Adverse Effect” qualifications contained therein, except for the “materiality” and/or “Material Adverse Effect” qualifiers contained in Section 3.5 (Financial Statements), clause (a) of Section 3.6 (Absence of Certain Changes) and Section 3.15 (Material Contracts) (provided, however, that the Material Adverse Effect qualifiers in Section 3.15(c) shall be disregarded); (ii) any breach of any covenant or agreement by the Company contained in this Agreement and (iii) any Losses to the extent resulting from the disallowance by the Internal Revenue Service of items 1 or 2 set forth in Part I of Section 5.19 of the Company Disclosure Letter, solely to the extent that, prior to January 31, 2008, the Company or the Companies Subsidiaries has received from the Internal Revenue Service a “notice of deficiency” (as set forth in Section 6212(a) of the Code) that is based, in whole or in part, on the disallowance of the deduction of such items.
          Section 8.3. Indemnification by Parent. Subject to the limitations set forth in this Article VIII, from and after the Closing Date, Parent agrees to and shall indemnify the Equity Holders, the Stockholders’ Representative and each of their respective officers, directors representatives and affiliates (“Equity Holder Indemnitees”) and save and hold each of them harmless against any Losses incurred by them as a result of: (i) any failure of any representation or warranty made by the Parent or the Merger Sub in Article IV of this Agreement to be true and correct in all material respects on and as of the Closing Date (disregarding all “materiality” and “Material Adverse Effect” qualifications contained therein); and (ii) any breach of any covenant or agreement by the Parent or Merger Sub under this Agreement.
          Section 8.4. Limitation on Indemnification. (a) Notwithstanding anything to the contrary contained in this Agreement, except in the case of fraud or intentional breach of any covenant contained herein, no Parent Indemnitee shall be entitled to indemnification pursuant to Section 8.2, unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Equity Holders as a group equals or exceeds One Million Five Hundred Thousand Dollars ($1,500,000) (the “Deductible”), in which case the Equity Holders shall be liable only for the amount of the Losses in excess of the Deductible; provided, however, that (i) until such time as the Parent Indemnitees have incurred indemnifiable Losses in an amount equal to or greater than the Deductible, no Parent Indemnitee shall have any right to indemnification with respect to any individual Loss (which shall include any Loss or Losses submitted for indemnification that arise from the same or a reasonably related set of underlying facts or circumstances) that is less than Five Thousand Dollars ($5,000) and no such Loss shall be taken into account in determining whether, or to what extent, the Deductible has been met or exceeded and (ii) from and after the time that the Parent Indemnitees have incurred indemnifiable Losses in an amount greater than the Deductible, no Parent Indemnitee, shall have any right to indemnification with respect to any individual Loss (which shall include any Loss or Losses submitted for indemnification that arise from the same or a reasonably related set of underlying facts or circumstances) that is less than Twenty Thousand Dollars ($20,000). Notwithstanding the foregoing, neither the Deductible nor the limitations contained in the foregoing clauses (i) and (ii) of this Section 8.4(a) shall be applicable to any breach of the representations and warranties contained in Section 3.2(b) or Section 3.14.
          (b) Notwithstanding anything to the contrary contained herein, except in the case of fraud or intentional breach of any covenant contained herein, the maximum aggregate amount that may be recovered for indemnification pursuant to Section 8.2 shall be an amount equal to the lesser of (x) the Indemnity Escrow Amount and (y) the aggregate amount from time to time on deposit in the Indemnity Escrow Account; provided, however, that the limitation contained in this Section 8.4(b) shall not apply to any claim for indemnification (x) pursuant to clause (i) of Section 8.2 in respect of (A) any breach of the representations and warranties made by the Company in Section 3.2(b) or (B) any breach of the representations and warranties made by the Company herein which (I) is “cured” for purposes of Section 6.2(b) by the Company’s delivery of a written amendment to the Company Disclosure Letter pursuant to Section 5.4(b) or (II) is disclosed by the Company pursuant to Section 5.4(a); or (y) pursuant to clause (ii) of Section 8.2 in respect of any breach of the covenants contained in Section 5.3(b) or Section 5.4(a) or any covenant of the Stockholders’ Representative that, pursuant to the terms thereof, contemplates performance after the Closing. In addition to, and not in lieu of, the other limitations contained in this Section 8.4, the maximum aggregate amount that may be recovered for indemnification pursuant to clause (iii) of Section 8.2 shall be an amount equal to the lesser of (x) Eight Million Six Hundred Thirty Thousand Nine Hundred Thirty-Two Dollars ($8,630,932.00) and (y) the aggregate amount from time to time on deposit in the Indemnity Escrow Account.
          Section 8.5. Losses Net of Insurance, Etc. (a) The amount of any Loss for which indemnification is provided under Section 8.2 or 8.3 shall be net of (i) any accruals or reserves for such Loss on the financial statements referenced in Section 3.5, (ii) any amount for which a reserve or accrual for such Loss is established in the Closing Working Capital, (iii) any amounts recovered and actually received for such Loss by the Indemnified Party pursuant to any indemnification by or indemnification agreement with any third party, (iv) any proceeds of insurance policies of the Company or the Company Subsidiaries in effect immediately prior to the Effective Time, or other cash receipts or sources of reimbursement actually received as an offset against such Loss (each Person named in clauses (iii) and (iv), a “Collateral Source”), and (v) an amount equal to the amount of any tax benefit attributable to such Loss, if and when actually received. Indemnification under this Article VIII shall not be available unless the Indemnified Party first uses commercially reasonable efforts to seek recovery from counterparties to any Contract with any supplier pursuant to which any indemnification provisions are applicable. The Indemnifying Party may require an Indemnified Party to assign the rights to seek recovery pursuant to the preceding sentence; provided, however, that the Indemnifying Party will then be responsible for pursuing such claim at its own expense. If the amount to be netted hereunder in connection with a Collateral Source from any payment required under Section 8.2 or 8.3 is received by the Indemnified Party after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party to this Article VIII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article VIII had such determination been made at the time of such payment, and any excess recovery from a Collateral Source shall be applied to reduce any future payments for the applicable Loss to be made by the Indemnifying Party pursuant to Section 8.2 or 8.3.
          (b) Notwithstanding anything to the contrary contained in this Agreement, the Equity Holders shall not be liable for any Losses that result from, arise out of, or relate to breaches of the representations and warranties contained in Section 3.16 (Environmental Matters) to the extent such Losses result from, arise out of, or relate to:
          (i) any material change in the use of any of the Company Property on or after the Closing Date;
          (ii) any changes in Environmental Law on or after the Closing Date; or
          (iii) any corrective, removal or remedial actions or other measures taken in response to environmental conditions (“Response Actions”), that exceed the minimum Response Actions required under Environmental Law in effect as of the Closing Date to fully remediate the environmental condition, if required under applicable Environmental Laws, and obtain a “no further action” letter or its equivalent from the applicable Governmental Entity, or that are more costly than the most cost-effective means of achieving compliance with Environmental Law in effect as of the Closing Date with respect to such environmental condition (including the use of deed restrictions or other regulatory controls where applicable); provided, however, that neither Parent nor Merger Sub shall be obligated to accept any deed restrictions or other regulatory controls that would materially interfere with or limit the use of any Company Property from any currently zoned use.
          Section 8.6. Indemnification Procedure. (a) Promptly after the incurrence of any Losses by any Person entitled to indemnification pursuant to Section 5.10, 8.2 or 8.3 hereof (an “Indemnified Party”), including, any claim by a third party described in Section 8.7, which would reasonably be expected to give rise to indemnification hereunder, the Indemnified Party shall deliver to the Party from which indemnification is sought (the “Indemnifying Party”) a certificate (the “Claim Certificate”), which Claim Certificate shall:
          (i) state that the Indemnified Party has paid or anticipates it will incur liability for Losses for which such Indemnified Party is entitled to indemnification pursuant to this Agreement; and
          (ii) specify in reasonable detail (and have annexed thereto all material supporting documentation, including any material correspondence in connection with any Third-Party Claim and paid invoices for claimed Losses) each individual item of Loss included in the amount so stated, the date such item was paid, the basis for any anticipated liability and the nature of the misrepresentation, breach of warranty, breach of covenant or claim to which each such item is related and an estimation of the amount to which such Indemnified Party claims to be entitled hereunder.
The Indemnified Party shall not be precluded from making a claim for indemnification hereunder by any failure to provide timely notice of the existence of a Third Party Claim to the Indemnifying Party, except to the extent that the Indemnifying Party has been prejudiced as a direct result of such delay, in which case the Indemnified Party shall be so precluded to such extent.
          (b) In the event that the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in any Claim Certificate, the Indemnifying Party shall, within fifteen (15) days after receipt by the Indemnifying Party of such Claim Certificate, deliver to the Indemnified Party a written notice to such effect (an “Objection Notice”), specifying in reasonable detail the basis for such objection, and the Indemnifying Party and the Indemnified Party shall, within the thirty (30) day period beginning on the date of receipt by the Indemnified Party of such Objection Notice, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims to which the Indemnifying Party shall have so objected. If the Indemnified Party and the Indemnifying Party shall succeed in reaching agreement on their respective rights with respect to any of such claims, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement. Should the Indemnified Party and the Indemnifying Party be unable to agree as to any particular item or items or amount or amounts within such time period, then the Indemnified Party shall be permitted to submit such dispute to a court of competent jurisdiction as set forth in Section 9.10.
          (c) Claims for Losses (which, for the avoidance of doubt, shall in no event include any Losses in excess of the limitations contained in Sections 8.4(b) or 8.5(b) hereof): (i) specified in any Claim Certificate to which an Indemnifying Party shall not object pursuant to an Objection Notice within fifteen (15) days of receipt of such Claim Certificate, (ii) covered by a memorandum of agreement of the nature described in Section 8.6(b), (iii) the validity and amount of which have been the subject of judicial determination as provided by Section 9.10 or (iv) which have been settled with the consent of the Indemnifying Party, as described in Section 8.7, are hereinafter referred to, collectively, as “Agreed Claims”; provided, however, that (i) the amount of any Agreed Claim shall include only the portion of such Agreed Claim that (together with the amount of all prior Agreed Claims) is in excess of the Deductible and the other applicable limitations contained in Section 8.4(a), (ii) if the aggregate amount of all Agreed Claims determined prior to such time shall have equaled or exceeded the Deductible and the other applicable limitations contained in Section 8.4(a), then the amount of any Agreed Claim shall mean the entire amount of such Agreed Claim and (iii) except in the instances where the limitations set forth in Section 8.4(b) do not apply, the amount of such Agreed Claim (together with the amount of all prior Agreed Claims) shall not exceed the amount on deposit from time to time in the Indemnity Escrow Account. Within ten (10) days after the determination of the amount of any Agreed Claims with respect to which any Parent Indemnitee is the Indemnified Party, the Parties shall deliver a joint written instruction to the Escrow Agent directing the Escrow Agent to disburse the amount of such Agreed Claim from funds on deposit in the Indemnity Escrow Account.
          Section 8.7. Third-Party Claims. (a) If a claim by a third party is made against any Indemnified Party with respect to which the Indemnified Party intends to seek indemnification hereunder for any Loss under this Article VIII (a “Third-Party Claim”), the Indemnified Party shall promptly notify the Indemnifying Party of such claim in accordance with the procedures set forth in Section 8.6(a)(i). The Indemnifying Party shall have fifteen (15) days (or such lesser time as may be necessary to comply with statutory response requirements for litigation claims that are included in any Third-Party Claim) from receipt of the notice contemplated in Section 8.6(a)(i) to notify the Indemnified Party whether or not the Indemnifying Party shall, at its sole cost and expense, defend the Indemnified Party against such claim. If the Indemnifying Party timely gives notice that it intends to defend the Third-Party Claim, it shall have the right, except as hereafter provided, to defend against, negotiate, settle or otherwise deal with the Third-Party Claim and to be represented by counsel of its own choice, and the Indemnified Party shall not admit any liability with respect thereto or settle, compromise, pay or discharge the same so long as the Indemnifying Party is contesting or defending the same with reasonable diligence and in good faith. Notwithstanding the foregoing, if Parent is the Indemnified Party, so long as the amount of the potential Loss related to the Third Party Claim, together with all other Losses for which indemnification claims are pending, does not exceed an amount equal to twice the amount of funds on deposit in the Indemnity Escrow Account (or in any circumstance in which the indemnification limitations set forth in Section 8.4 are not applicable to such Third Party Claim), then the Stockholders’ Representative shall have the exclusive authority to represent the Company and the Company Subsidiaries with respect to such Third Party Claim (provided that the Indemnified Party may participate in any proceeding with counsel of its choice and at its expense); provided, further, that the Indemnifying Party may not enter into a settlement of any such Third-Party Claim without the consent of the Indemnified Party, which consent shall be not unreasonably withheld, unless such settlement requires no more than a monetary payment for which the Indemnified Party is fully indemnified by the Indemnifying Party or involves other matters not binding upon the Indemnified Party; and provided, further, that, in the event the Indemnifying Party does not agree in writing to accept the defense of, and assume all responsibility for (subject to the limitations set forth in Section 8.4, if applicable), such Third-Party Claim as provided above in this Section 8.7(a), then the Indemnified Party shall have the right to defend against, negotiate, settle or otherwise deal with the Third-Party Claim in such manner as the Indemnified Party deems appropriate, including the settlement of such Third-Party Claim, with the consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned), and the Indemnified Party shall be entitled to indemnification therefor from the Indemnifying Party to the extent provided under this Article VIII. Notwithstanding the foregoing, if in the reasonable opinion of the Indemnified Party, such Third-Party Claim, or the litigation or resolution of such Third-Party Claim, involves an issue or matter that involves a dispute with a significant supplier or customer of the Indemnified Party, the Indemnified Party shall have the right to control the defense or settlement of any such claim or demand and its reasonable costs and expenses shall be included as part of the indemnification obligations of the Indemnifying Party. If the Indemnified Party elects to exercise such right, the Indemnifying Party shall have the right to participate in, but not control, the defense or settlement of such claim at its sole cost and expense, provided that the Indemnified Party shall not settle any such claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld).
          (b) Notwithstanding the foregoing, so long as (i) the amount of the potential Loss related to such matter, together with all other Losses for which indemnification claims are pending, does not exceed an amount equal to two times the amount of funds on deposit in the Indemnity Escrow Account and (i) the resolution or settlement of such matter cannot result in a precedent binding on the Surviving Corporation and its Subsidiaries or Affiliates, then the Stockholders’ Representative shall have the exclusive authority to represent the Company and the Company Subsidiaries with respect to any audit, examination or similar event by any taxing authority with respect to Taxes relating to a taxable period ending on or prior to the Closing Date and shall have the sole right to control the defense of such matter; provided that the Stockholders’ Representative shall not enter into any settlement or otherwise compromise any such matter without the prior written consent of Parent which shall not be unreasonably withheld, delayed or conditioned.
          (c) Parent shall promptly notify the Stockholders’ Representative in writing upon receipt by Parent or any Affiliate of Parent (including the Company and the Company Subsidiaries after the Closing Date) of notice of any inquiries, claims, assessments, audits or similar events with respect to items included in Transaction Tax Benefit (any such inquiry, claim, assessment, audit or similar event, a “TTB Matter”). The Stockholders’ Representative shall have the sole authority to represent the interests of the Company and the Company Subsidiaries with respect to any TTB Matter before the Internal Revenue Service, any other taxing authority, any other Governmental Entity or any court, and shall have the sole right to control the defense, compromise or other resolution of any TTB Matter, including responding to inquiries, filing Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, a TTB Matter. The Stockholders’ Representative shall keep Parent fully and timely informed with respect to the commencement, status and nature of any TTB Matter.
          (d) The Parties shall cooperate in the defense or prosecution of any Third-Party Claim, with such cooperation to include (i) the retention and the provision of records and information that are reasonably relevant to such Third-Party Claim, and (ii) in the case of Parent, the making available of employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder.
          Section 8.8. Sole Remedy/Waiver. The Parties hereto acknowledge and agree that, in the event that the Closing occurs, the remedies provided for in this Article VIII shall be the Parties’ sole and exclusive remedy for any breach of the representations and warranties or covenants contained in this Agreement, except for claims for fraud or intentional breach of any covenant contained in this Agreement. Without limitation of the foregoing, Parent and the Surviving Corporation hereby acknowledge and agree that, except in the case of fraud or intentional breach of any covenant contained in this Agreement, and except in the circumstances where the limitations set forth in Section 8.4(b) do not apply, the sole recourse of any Parent Intemnitee in respect of any Losses subject to indemnification hereunder shall be against funds on deposit from time to time in the Indemnity Escrow Account, and no Parent Indemnitee shall have or assert any claim in respect thereof against Stockholders’ Representative or any Equity Holder. In furtherance of the foregoing, except in the event of fraud or intentional breach of any covenant contained herein, the Parties hereby waive, effective upon the occurrence of the Closing, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contribution, if any, and claims for rescission) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the Equity Holders or any of their representatives, any member of the Board of the Company, or Parent or any of its Affiliates or representatives, as the case may be, arising under or based upon any federal, state or local law (including any such law relating to environmental matters or arising under or based upon any securities law, common law or otherwise) for any breach of the representations and warranties or covenants contained in this Agreement. The Parties further acknowledge and agree that, (I) at any time on or after June 30, 2007, the Stockholders’ Representative shall be entitled to instruct the Escrow Agent to release to the Stockholders’ Representative (i) if there are no claims then outstanding in respect of the Indemnity Escrow Amount, any portion of the Indemnity Escrow Amount in excess of $5,000,000 or (ii) if there are claims then outstanding in respect of the Indemnity Escrow Amount, any portion of the Indemnity Escrow Amount in excess of the sum of (a) $5,000,000 plus (b) the aggregate amount of all claims then outstanding in respect of the Indemnity Escrow Amount and (II) at any time on or after January 31, 2008, upon request by the Stockholders Representative, the Parties shall submit a joint written instruction to the Escrow Agent, instructing the Escrow Agent to release to the Stockholders’ Representative, (i) if there are no claims then outstanding in respect of the Indemnity Escrow Amount, any portion of the Indemnity Escrow Amount remaining on deposit in the Indemnity Escrow Account or (ii) if there are claims then outstanding in respect of the Indemnity Escrow Amount, any portion of the Indemnity Escrow Amount in excess of the aggregate amount of all claims then outstanding in respect of the Indemnity Escrow Amount.

ARTICLE IX
MISCELLANEOUS
          Section 9.1. Fees and Expenses. Except as set forth in Sections 2.8(c)(iii), 5.7(b) and 5.7(e), all costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.
          Section 9.2. Extension; Waiver. Subject to the express limitations herein, at any time prior to the Effective Time, the Parties hereto, by action taken by or on behalf of the Board or the boards of directors of Parent or Merger Sub, as the case may be, may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and then only to the specific purpose, extent and instance so provided.
          Section 9.3. Notices. All notices, consents, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered in person or mailed, certified or registered mail with postage prepaid, or sent by facsimile (upon confirmation of receipt), as follows:
          (a) if, prior to the Closing, to the Company, to it at:
Communications Supply Holdings, Inc.
200 East Lies Road
Carol Stream, Illinois 60118
Attention: Steven J. Riordan
Fax: (630) 221-6781
with copies (which shall not constitute notice) to:
Harvest Partners, LLC
280 Park Avenue, 33rd Floor
New York, New York 10017
Attention: Stephen Eisenstein
                 Michael B. DeFlorio
Fax: (212) 812-0100
and

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
Attention: John M. Reiss, Esq.
                 Oliver C. Brahmst, Esq.
Fax: (212) 354-8113; or
          (b) if, after the Closing, to the Stockholders’ Representative, to it at:
Harvest Partners, LLC
280 Park Avenue, 33rd Floor
New York, New York 10017
Attention: Stephen Eisenstein
                 Michael B. DeFlorio
Fax: (212) 812-0100
with a copy (which shall not constitute notice) to:
White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
Attention: John M. Reiss, Esq.
                 Oliver C. Brahmst, Esq.
Fax: (212) 354-8113; or
          (c) if to any of Parent, Merger Sub, or, after the Closing, the Surviving Corporation to it at:
WESCO Distribution, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219
Attention: Stephen A. Van Oss
Fax: (412) 454-2477
WESCO Distribution, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219
Attention: Marcy Smorey-Giger, Esq.
Fax: (412) 454-4236
with a copy (which shall not constitute notice) to:
Reed Smith LLP
435 Sixth Avenue
Pittsburgh, PA 15219
Attention: David L. DeNinno, Esq.

                 Ronald L. Francis, Jr., Esq.
Fax: (412) 288-3063
or to such other Person or address as any Party shall specify by notice in writing in accordance with this Section 9.3 to each of the other Parties. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date of delivery unless if mailed, in which case on the third (3rd) Business Day after the mailing thereof.
          Section 9.4. Entire Agreement. This Agreement contains the entire understanding of the Parties hereto with respect to the subject matter contained herein and supersedes all prior agreements and understandings, oral and written, with respect thereto, other than the Confidentiality Agreement.
          Section 9.5. Conflicts and Privilege. It is acknowledged by each of the Parties that the Company has retained White & Case LLP (“W&C”) to act as its counsel in connection with the transactions contemplated hereby and that W&C has not acted as counsel for any other Party in connection with the transactions contemplated hereby and that none of the other Parties has the status of a client of W&C for conflict of interest or any other purposes as a result thereof. Parent and Merger Sub hereby agree that, in the event that a dispute arises after the Closing between Parent or the Surviving Corporation, on the one hand, and any former Equity Holder of the Company or the Stockholders’ Representative, W&C may represent any such former Equity Holder or the Stockholders’ Representative, as applicable, in such dispute even though the interests of such former Equity Holder or the Stockholders’ Representative, as applicable, may be directly adverse to Parent, the Surviving Corporation or its Subsidiaries, and even though W&C may have represented the Company or the Company Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for Parent, the Surviving Corporation or its Subsidiaries. Parent and Merger Sub further agree that, as to all communications among W&C, the Company, the Company Subsidiaries, the Stockholders’ Representative and the Equity Holders that primarily relate to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Company and, from and after the Effective Time, the former Equity Holders of the Company, and may be controlled only by them and shall not pass to or be claimed by Parent, the Surviving Corporation or its Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between Parent, the Surviving Corporation or its Subsidiaries, on the one hand, and a third party other than a Party to this Agreement after the Closing, on the other hand, the Surviving Corporation and its Subsidiaries may assert the attorney-client privilege to prevent disclosure of confidential communications by W&C to such third party; provided, however, that neither the Surviving Corporation nor its Subsidiaries may waive such privilege without the prior written consent of the Stockholders’ Representative.
          Section 9.6. Regulation S-X and Audited Financial Statements. In connection with Parent (or an Affiliate of Parent) filing a Form 8-K required by the rules thereof in connection with the transactions contemplated hereby and Parent (or an Affiliate of Parent) seeking to enter into a credit facility or to issue debt or equity securities (the issuance of which may require the preparation of an offering memorandum or registration statement (“Offering Documents”)), Parent or such Affiliate may be required to include in the Form 8-K and Offering Documents financial statements of the Company and its Subsidiaries required by and prepared in accordance with Regulation S-X of the Securities Act of 1933, as amended, which may include, if and only to the extent required by applicable securities Laws or customary in connection with any such transaction, unqualified audited financial statements of the Company for periods prior to the Closing (any such financial statements are hereafter referred to as the “S-X Financial Statements”). Accordingly, at Parent’s expense, the Company shall use commercially reasonable efforts to furnish to Parent or such Affiliate any information or documents necessary for completion of the S-X Financial Statements and the Company agrees to execute customary management representation letters necessary to permit Parent’s or its Affiliates’ independent accountants to issue reports with respect to such S-X Financial Statements. In addition, at Parent’s expense, the Company shall make available the Company’s senior management to meet with prospective lenders in customary presentations or to participate in customary road shows, in each case, upon Parent’s request with reasonable prior notice. The Company shall make requests of its independent accountants to provide such reasonable assistance (and shall provide such information in connection therewith as such accountants shall reasonably request, as soon as reasonably practicable after receipt of any such request from such accountants) to (x) obtain the consent of the Company’s independent registered public accountants to the inclusion of such independent registered public accountants’ opinion with respect to the S-X Financial Statements that are to be included in any such Form 8-K and Offering Documents and (y) to obtain customary comfort letters from such accountants. Parent acknowledges that (i) the assistance provided by the Company and its Affiliates, officers, employees and representatives are being provided at the request of Parent, and (ii) none of such Persons shall have any liability to lenders or prospective lenders in connection with the activities contemplated by this Section 9.6. Parent and the Surviving Corporation shall indemnify and hold harmless each such Person from and against any Losses resulting from any assistance or activities provided pursuant to this Section 9.6. The Company acknowledges that the expenses to be borne by Parent under this Section 9.6 do not include internal costs and expenses.
          Section 9.7. Binding Effect; Benefit; Assignment. This Agreement shall inure to the benefit of and be binding upon the Parties and each of their respective successors and permitted assigns, and nothing herein, express or implied, is intended to confer upon any other Person (including any Employee) any rights or remedies of any nature whatsoever under or by reason of this Agreement; provided, however, that (i) the provisions of Section 5.10 shall insure to the benefit of the Persons benefiting from such provisions and (ii) the provisions of Section 5.1(d) shall inure to the benefit of the Equity Holders, all of which Persons are intended to be third party beneficiaries thereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties without the prior written consent (which consent shall not be unreasonably withheld) of each of the other Parties (it being agreed that, with respect to this Section 9.7, the Stockholders’ Representative may grant such consent on behalf of the Equity Holders).
          Section 9.8. Amendment and Modification. This Agreement may not be amended, supplemented or otherwise modified except by a written instrument executed by all of the Parties.
          Section 9.9. Counterparts. This Agreement or any amendment hereto or any other agreement or document delivered pursuant hereto may be executed in several counterparts and by different parties in separate counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument. Delivery of executed signature pages hereof by facsimile or PDF transmission shall constitute effective and binding execution hereof.
          Section 9.10. Applicable Law; Jurisdiction. THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES HERETO SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF, EXCEPT THAT THE DGCL SHALL APPLY TO THE EXTENT REQUIRED IN CONNECTION WITH THE MERGER. THE STATE OR FEDERAL COURTS LOCATED WITHIN THE STATE OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES HERETO, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (II) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (III) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM. THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3, OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.
          Section 9.11. Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.
          Section 9.12. Specific Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity.

          Section 9.13. Waiver of Jury Trial. Each of the Parties hereby irrevocably waives, and agrees to cause its Subsidiaries to waive, all right to a trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement or the transactions contemplated hereby.
          Section 9.14. Rules of Construction. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the Party drafting such agreement or document. The descriptive headings of the Articles, Sections and Subsections of this Agreement are for convenience only and do not constitute part of this Agreement.
* * * * *

          IN WITNESS WHEREOF, each of Parent, Merger Sub, the Company and the Equity Holders have caused this Agreement to be executed by their respective officers thereunto duly authorized, all as of the date first above written.

WESCO DISTRIBUTION, INC.

By:	/s/ Stephen A. Van Oss
Name: Stephen A. Van Oss
Title: Senior Vice President and Chief Financial and Administrative Officer

WESCO VOLTAGE, INC.

By:	/s/ Stephen A. Van Oss
Name: Stephen A. Van Oss
Title: President

COMMUNICATIONS SUPPLY HOLDINGS, INC.

By:	/s/ Steven J. Riordan
Name: Steven J. Riordan
Title: President and Chief Executive Officer

HARVEST PARTNERS, LLC, as Stockholders’ Representative

By:	/s/ Stephen Eisenstein
Name:
Title:

(i)

Page
Section 3.19. Insurance	35
Section 3.20. Government Contracts	36
Section 3.21. Product or Service Liability	36
Section 3.22. Product or Service Warranty	37
Section 3.23. Books and Records; Bank Accounts	37
Section 3.24. Transactions with Stockholders and Affiliates	37
Section 3.25. Accounts Receivable. All accounts receivable shown on the Unaudited Balance Sheet represent sales actually made or services actually performed in the ordinary course of business in bona fide transactions, and are not subject to any defenses, counterclaims, or rights of setoff other than those arising in the ordinary course of business.	38
Section 3.26. Exclusivity of Representations	38

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	38

Section 4.1. Due Organization, Good Standing and Corporate Power	38
Section 4.2. Authorization; Noncontravention	38
Section 4.3. Governmental Consents and Approvals	39
Section 4.4. Broker’s or Finder’s Fee	39
Section 4.5. Merger Sub’s Operations	39
Section 4.6. Funds	39
Section 4.7. Litigation	40
Section 4.8. Contact with Customers and Suppliers	40
Section 4.9. Investment Intent	40
Section 4.10. Accounting Principles	40
Section 4.11. Investigation by Parent and Merger Sub; Company’s Liability	41
Section 4.12. Exclusivity of Representations	41

ARTICLE V COVENANTS	41

Section 5.1. Access to Information Concerning Properties and Records	41
Section 5.2. Confidentiality	42
Section 5.3. Conduct of the Business of the Company Pending the Closing Date	43
Section 5.4. Supplemental Information	45
Section 5.5. Commercially Reasonable Efforts	45
Section 5.6. Exclusive Dealing	46
Section 5.7. Antitrust Laws	46
Section 5.8. Other Consents	48
Section 5.9. Employee Benefits	48
Section 5.10. Indemnity	50
Section 5.11. Public Announcements	50
Section 5.12. Notification of Certain Matters	51
Section 5.13. Intralinks Database	51
Section 5.14. Certain Transactions	51
Section 5.15. Merger Sub	51

(ii)

(iii)

Page
Section 9.14. Rules of Construction	71
Exhibit A —      Form of Escrow Agreement
Exhibit B —      Form of Letter of Transmittal
Exhibit C —      Form of Non-Solicitation Agreement
[Exhibits have been omitted and will be provided upon request.]

(iv)